

Interim Report at March 31, 2014

Contents

This document has been translated into English solely for the convenience of the readers. In the event of discrepancy, the Italian language version prevails.

The Telecom Italia Group

The Business Units

DOMESTIC

The **Domestic Business Unit** operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

Olivetti operates in the area of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

CORE DOMESTIC
- Consumer
- Business
- National Wholesale
- Other (Support Structures)

INTERNATIONAL WHOLESALE
Telecom Italia Sparkle group
- Telecom Italia Sparkle S.p.A.
- Lan Med Nautilus group

OLIVETTI
Olivetti group
- Olivetti S.p.A.

BRAZIL

The **Brazil Business Unit (Tim Brasil group)** offers services using UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A.
- Tim Participações S.A.
  - Intelig Telecomunicações Ltda
  - Tim Celular S.A.

MEDIA

Media operates in the management of analog and digital broadcasting networks and accessory services of television broadcasting platforms.

Telecom Italia Media S.p.A.
- TI Media Broadcasting S.r.l.

Board of Directors

Chairman	Giuseppe Recchi
Chief Executive Officer	Marco Patuano
Directors	Tarak Ben Ammar
	Davide Benello (independent)
	Lucia Calvosa (independent)
	Flavio Cattaneo (independent)
	Laura Cioli (independent)
	Francesca Cornelli (independent)
	Jean Paul Fitoussi
	Giorgina Gallo (independent)
	Denise Kingsmill (independent)
	Luca Marzotto (independent)
	Giorgio Valerio (independent)
Secretary to the Board	Antonino Cusimano

Board of Statutory Auditors

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
	Gianluca Ponzellini
	Salvatore Spiniello
	Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
	Vittorio Mariani
	Franco Patti
	Fabrizio Riccardo Di Giusto

Highlights – First Three Months of 2014

The first quarter of 2014 was again affected by recessionary pressures in the domestic market and the slowdown of the growth in the economies of Latin American countries.

The telecommunications market continues to see an increasing trend in innovative services, which is only marginally offsetting the downturn in prices and revenues from traditional services. Despite the confirmation of the signs of cooling and improvement in competition (particularly in the domestic Mobile business), traditional services continue to report a sharp decline in ARPU, not only in the Mobile business but also in the Fixed-line business. This was partly due to the strategy of repositioning customers towards bundle and/or fixed-line and mobile convergent offers which – against a short-term reduction in profitability – will ensure the stability of the market share in the short term and a gradual stabilization of expenditure and revenues in the medium/long-term. Results also continued to be affected by the adverse impact of several regulatory trends and factors, in particular rates for wholesale services.

In Brazil economic growth was modest and the exchange rate depreciated by almost 20% compared to the first quarter of 2013. In a scenario of greater competition pressure, the mobile customers market experienced a slowdown compared to the same period of the previous year. However this did not affect the growth of the Brazilian investee.

Please note that, as regards Argentina, on November 13, 2013 the Telecom Italia Group accepted the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group (Argentina Business Unit). As a result, with effect from the financial statements at December 31, 2013, the Business Unit has been classified under Discontinued operations/Non-current assets held for sale. Obtaining the necessary local authorizations is the condition precedent for the completion of the sale.

Specifically, for the first quarter of 2014:

- Consolidated revenues amounted to 5.2 billion euros, down by 11.9% on the first quarter of 2013 (-6.2% in organic terms), while EBITDA fell to 2.2 billion euros, down 8.4% (-5.7% in organic terms).
- The organic EBITDA margin stood at 42.4%, 0.2 percentage points higher than in the first quarter of 2013.
- Operating profit (EBIT) amounted to 1.2 billion euros, increasing by 1.1% compared to the first quarter of 2013 (+2.7% in organic terms). The organic EBIT Margin stood at 22.5%, 2.0 percentage points higher than in the first quarter of 2013.
- Profit for the period attributable to owners of the Parent totaled approximately 0.2 billion euros (versus 0.4 billion euros in the first quarter of 2013).
- Adjusted Net Financial Debt consequently came to 27.5 billion euros at March 31, 2014, an increase of 0.7 billion euros compared to the end of 2013, but down year-on-year by over 1.2 billion euros compared to March 31, 2013.

Financial Highlights

(millions of euros)	1st Quarter 2014	1st Quarter 2013	% Change Reported	Organic
Revenues	5,188	5,889	(11.9)	(6.2)
EBITDA (1)	2,200	2,402	(8.4)	(5.7)
EBITDA Margin	42.4%	40.8%	1.6pp	
Organic EBITDA Margin	42.4%	42.2%	0.2pp	
EBIT (1)	1,167	1,154	1.1	2.7
EBIT Margin	22.5%	19.6%	2.9pp	
Organic EBIT Margin	22.5%	20.5%	2.0pp	
Profit (loss) from Discontinued operations/Non-current assets held for sale	133	97	37.1	
Profit (loss) for the period attributable to owners of the Parent	222	364	(39.0)	
Capital expenditures (CAPEX)	684	766	(10.7)	
	3/31/2014	12/31/2013	Change Amount	
Adjusted net financial debt (1)	27,529	26,807	722	

(1) Details are provided under "Alternative Performance Measures". Starting from this Interim Management Report, the organic change in revenues, EBITDA and EBIT is now calculated excluding only the effects of the change in the scope of consolidation and exchange differences. Accordingly, unlike in the past, "non-organic" income/expenses are no longer considered.

You are reminded that, with effect from the consolidated financial statements at December 31, 2013, the Sofora – Telecom Argentina group has been classified as a discontinued operation. The comparative period has therefore been restated on a comparable basis.

Consolidated Operating Performance

Revenues

Revenues amounted to 5,188 million euros in the first quarter of 2014, down 11.9% from 5,889 million euros in the first quarter of 2013. The decrease of 701 million euros was essentially attributable to the Domestic Business Unit (-338 million euros) and the Brazil Business Unit (-335 million euros). The latter was particularly affected by weak exchange rates, which resulted in a depreciation of the Brazilian real against the euro of almost 20% compared to the first quarter of 2013 (in terms of average rates).
In terms of organic change, consolidated revenues fell by 6.2% (-340 million euros), and were calculated as follows:

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change (a-b) amount	%
	(a)	(b)	amount	%
HISTORICAL REVENUES	**5,188**	**5,889**	**(701)**	**(11.9)**
Foreign currency financial statements translation effect		(334)	334	-
Changes in the scope of consolidation		(27)	27	-
COMPARABLE REVENUES	**5,188**	**5,528**	**(340)**	**(6.2)**

Exchange rate fluctuations[1] mainly related to the Brazil Business Unit (-332 million euros), while the change in the scope of consolidation was the result of the sales of La7 S.r.l. and the MTV group, both in the Media Business Unit, in April and September 2013.

The breakdown of revenues by operating segment is the following:

(millions of euros)	1st Quarter 2014	% of total	1st Quarter 2013	% of total	Change amount	%	% organic
Domestic (*)	3,728	71.9	4,066	69.0	(338)	(8.3)	(8.3)
Core Domestic	*3,469*	*66.9*	*3,832*	*65.1*	*(363)*	*(9.5)*	*(9.5)*
International Wholesale	*301*	*5.8*	*283*	*4.8*	*18*	*6.4*	*7.1*
Olivetti	*49*	*0.9*	*52*	*0.9*	*(3)*	*(5.8)*	*(5.8)*
Brazil	1,451	28.0	1,786	30.3	(335)	(18.8)	(0.2)
Media and Other Operations (*)	15	0.3	48	0.8	(33)		
Adjustments and eliminations	*(6)*	*(0.2)*	*(11)*	*(0.1)*	*5*		
Consolidated Total	**5,188**	**100.0**	**5,889**	**100.0**	**(701)**	**(11.9)**	**(6.2)**

(*) Starting from this Interim Management Report, the Domestic Business Unit now includes the Olivetti group, in addition to Core Domestic and International Wholesale. The comparative period has been adjusted accordingly.

The **Domestic Business Unit** (divided into Core Domestic, International Wholesale and Olivetti) recorded a decline of 338 million euros (-8.3%) in revenues for the first quarter of 2014, compared to the same period of 2013. Although the signs of slight improvement seen in the last few months of 2013 were confirmed, this performance was affected by the continuing adverse macroeconomic environment and the erosion of prices and ARPU on traditional services (particularly on Mobile services), due to the carryover of the effects of strong competition that characterized the previous year, already mainly on Mobile services.

---

(1) The average exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 3.23981 in the first quarter of 2014 and 2.63739 in the first quarter of 2013. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

In detail:

- Revenues from services amounted to 3,554 million euros, down by 8.8% compared to the first quarter of 2013. In particular, revenues from services in the Mobile business came to 1,099 million euros, a decrease of 192 million euros compared to the first quarter of 2013 (-14.9%). Revenues from Fixed-line services amounted to 2,715 million euros and were down by 216 million euros compared to the first quarter of 2013 (-7.4%).
- Product sales (including the change in work in progress) recorded revenues of 174 million euros, essentially in line with 2013 (+2 million euros), with growth in the Fixed-line business and a slight decline in the Mobile business.

For the **Brazil Business Unit**, organic revenues in the first quarter of 2014 were substantially in line year-on-year (-0.2%). Revenues from services continued their positive trend (+0.3% compared to the first quarter of 2013), driven by growth in the customer base (reaching approximately 73.9 million lines at March 31, 2014, up 0.6% compared to December 31, 2013), while handset revenues showed negative performance (-3.4% compared to the first quarter of 2013).

A more detailed analysis of revenue performance by individual Business Unit is provided in the section "Financial and Operating Highlights - The Business Units of the Telecom Italia Group".

EBITDA

EBITDA totaled 2,200 million euros (2,402 million euros in the first quarter of 2013), decreasing by 202 million euros compared to the corresponding period of 2013; the EBITDA margin was 42.4% (40.8% in the first quarter of 2013).

Organic EBITDA was down 134 million euros (-5.7%) compared to the first quarter of 2013; the organic EBITDA margin improved by 0.2 percentage points, rising from 42.2% in the first quarter of 2013 to 42.4% in the first quarter of 2014.

Organic EBITDA is calculated as follows:

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change	
			(a-b)	
	(a)	(b)	amount	%
HISTORICAL EBITDA	**2,200**	**2,402**	**(202)**	**(8.4)**
Foreign currency financial statements translation effect		(87)	87	-
Changes in the scope of consolidation		19	(19)	-
COMPARABLE EBITDA	**2,200**	**2,334**	**(134)**	**(5.7)**

Exchange rate fluctuations mainly related to the Brazil Business Unit (-86 million euros), while the change in the scope of consolidation was the result of the sales of La7 S.r.l. and the MTV group, both in the Media Business Unit, in April and September 2013.

Details of EBITDA and EBITDA Margins by operating segment are as follows:

(millions of euros)	1st Quarter 2014	% of total	1st Quarter 2013	% of total	Change amount	%	% organic
Domestic (*)	1,792	81.5	1,953	81.3	(161)	(8.2)	(8.2)
EBITDA Margin	*48.1*		*48.0*			*0.1pp*	*0.1pp*
Brazil	406	18.5	463	19.3	(57)	(12.3)	7.8
EBITDA Margin	*28.0*		*25.9*			*2.1pp*	*2.1pp*
Media and Other Operations (*)	3	–	(13)	(0.6)	16		
Adjustments and eliminations	*(1)*	–	*(1)*	–	–		
Consolidated Total	**2,200**	**100.0**	**2,402**	**100.0**	**(202)**	**(8.4)**	**(5.7)**
EBITDA Margin	*42.4*		*40.8*			*1.6pp*	*0.2pp*

(*)   Starting from this Interim Management Report, the Domestic Business Unit now includes the Olivetti group, in addition to Core Domestic and International Wholesale. The comparative period has been adjusted accordingly.

EBITDA was particularly impacted by the change in the line items analyzed below:

- **Acquisition of goods and services (2,179 million euros; 2,557 million euros in the first quarter of 2013).**
  The reduction of 378 million euros was mainly due to the Brazil Business Unit (-263 million euros, including a negative exchange rate effect of 206 million euros) which, mainly due to the reduction in prices for interconnection services, reported a decline in revenues due to other TLC operators, and to the Domestic Business Unit (-80 million euros compared to the first quarter of 2013). Moreover, the decrease in the Domestic Business Unit was partly offset by higher costs posted to the income statement, relating to the value of subsidies to customers for the purchase of handsets as part of "bundle offers". Up to 2013, those costs were capitalized and amortized over the term of the contract with the customer (from 24 to 30 months). Specifically, costs to subsidize handsets of 25 million euros were expensed in the first quarter of 2014, compared to 34 million euros capitalized under intangible assets in the same period of 2013.

- **Employee benefits expenses (775 million euros; 845 million euros in the first quarter of 2013).**
  These decreased by 70 million euros. The change was influenced by:
  - a 65 million euro decrease in employee benefits expenses in Italy, primarily due to lower ordinary personnel costs and charges, which fell by 44 million euros, as well as the presence, in 2013, of expenses for mobility pursuant to Law 223/91, totaling 21 million euros. In detail, the reduction in ordinary expenses and charges was due to:
    - the decrease in the average workforce by 3,019 employees compared to the first quarter of 2013 (of which 2,585 average units as a result of the application of the "Solidarity Contracts" by the Parent, T.I. Information Technology and Olivetti S.p.A.; in 2013 the Parent had applied Solidarity Contracts effective from April 2013, while T.I. Information Technology applied them from May 2013);
    - the exit from the scope of consolidation of La7 S.r.l. and the MTV group (with a decrease of 612 employees), which were sold in April and September 2013, respectively;
  - the decrease of 5 million euros for the component outside Italy. The effects of the growth in the average workforce, which rose to 602 employees, and local salary variations were more than offset by a negative exchange difference of around 17 million euros, essentially due to the Brazil Business Unit.

- **Other operating expenses (267 million euros; 327 million euros in the first quarter of 2013).**
  These fell by 60 million euros compared to the first quarter of 2013.
  This decrease mainly related to the Domestic Business Unit (-30 million euros) and the Brazil Business Unit (-27 million euros, including a negative exchange rate effect of 32 million euros).
  In detail, they include:
  - write-downs and expenses in connection with credit management (83 million euros; 111 million euros in the first quarter of 2013) mainly consisting of 59 million euros for the Domestic Business Unit (82 million euros in the first quarter of 2013) and 24 million euros for the Brazil Business Unit (28 million euros in the first quarter of 2013);
  - provision charges (18 million euros; 27 million euros in the first quarter of 2013) consisting of 17 million euros for the Brazil Business Unit (23 million euros in the first quarter of 2013) and 1 million euro for the Domestic Business Unit (4 million euros in the first quarter of 2013);
  - TLC operating fees and charges (108 million euros; 128 million euros in the first quarter of 2013) consisting of 95 million euros for the Brazil Business Unit (112 million euros in the first quarter of 2013) and 13 million euros for the Domestic Business Unit (16 million euros in the first quarter of 2013).

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
Amortization of intangible assets with a finite useful life	465	480	(15)
Depreciation of property, plant and equipment – owned and leased	605	669	(64)
Total	1,070	1,149	(79)

Lower depreciation and amortization was mainly driven by the Domestic Business Unit (-47 million euros), essentially due to a drop in depreciable and amortizable items, and the Brazil Business Unit (-29 million euros, already including a negative foreign exchange effect of 47 million euros, without which depreciation and amortization would increased by 19 million euros).

Gains (losses) on disposals of non-current assets

In the first quarter of 2014 the item amounted to 37 million euros, mainly represented by the gains of approximately 38 million euros on the sale by Telecom Italia S.p.A. of a property located in Milan, for a sale price of 75 million euros.

In the first quarter of 2013 the item amounted to 6 million euros, represented by net gains on disposals of non-current assets, essentially referring to the Domestic Business Unit.

Impairment reversals (losses) on non-current assets
In the first quarter of 2014 this item amounted to zero.
In preparing the Interim Management Report at March 31, 2014 the Group performed a goodwill impairment test. The impairment test, based on the 2014 – 2016 Industrial Plan, showed no goodwill impairment losses in relation to the Group's individual Cash Generating Units.
Impairment reversals (losses) on non-current assets for the first quarter of 2013 totaled 105 million euros and referred to the expected loss, including incidental costs, from the sale of the entire La7 S.r.l. investment held by Telecom Italia Media S.p.A. The sale was completed during 2013, and the resulting loss was reclassified as a loss on disposal.

EBIT

EBIT totaled 1,167 million euros (1,154 million euros in the first quarter of 2013), increasing by 13 million euros compared to the corresponding period of 2013; the EBIT margin was 22.5% (19.6% in the first quarter of 2013).
Organic EBIT was up 31 million euros (+2.7%) compared to the first quarter of 2013; the organic EBIT margin improved by 2.0 percentage points, rising from 20.5% in the first quarter of 2013 to 22.5% in the first quarter of 2014).
Organic EBIT is calculated as follows:

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change (a-b)	
	(a)	(b)	amount	%
HISTORICAL EBIT	**1,167**	**1,154**	**13**	**1.1**
Foreign currency financial statements translation effect		(40)	40	-
Changes in the scope of consolidation		22	(22)	-
COMPARABLE EBIT	**1,167**	**1,136**	**31**	**2.7**

Exchange rate fluctuations mainly related to the Brazil Business Unit (-39 million euros), while the change in the scope of consolidation was the result of the sales of La7 S.r.l. and the MTV group, both in the Media Business Unit, in April and September 2013.

Other income (expenses) from investments
This amounted to a positive 11 million euros, essentially referring to the remeasurement at fair value of the 41.07% interest already held in Trentino NGN S.r.l., carried out pursuant to IFRS 3 following the acquisition of control of the company by Telecom Italia S.p.A. at a price of 17 million euros. At March 31, 2014 the stake in Trentino NGN S.r.l. totaled 97.4%.

Finance income (expenses)
Finance income (expenses) shows net expenses of 685 million euros (net expenses of 512 million euros in the first quarter 2013), an increase of 173 million euros.
This increase was linked to the net effect resulting, on the one hand, from the change in certain non-monetary items, of a valuation and accounting nature, linked in particular to hedge accounting, which was offset by the reduction in finance expenses related to the debt position.
In particular, the following is noted:
- an increase in the balance of finance expenses linked to the trend in the valuations of several hedging derivatives, attributable to market fluctuations linked to currency translation (unrealized accounting changes which do not result in any actual monetary settlement) which were offset by

the positive effect, of approximately 8 million euros, resulting from the application of IFRS 13 starting from 2013.

- the issuance by Telecom Italia Finance S.A. of the mandatory convertible bond for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 into ordinary shares of Telecom Italia S.p.A."), resulted in the recognition in 2013 of the option embedded in the financial instrument, separately from its liability component. At March 31, 2014 , the measurement of the option at fair value through profit or loss resulted in a negative impact on adjustments to non-hedging derivatives of 155 million euros. That measurement had no impact in terms of cash flows because, on maturity of the bond, any residual value of the embedded option will be reversed and recorded as a contra-entry to equity reserves.

Income tax expense

The item totaled 254 million euros, down 37 million euros on the first quarter of 2013 (291 million euros), largely due to the smaller taxable base of the Parent Telecom Italia. The Brazil Business Unit recorded a decrease in taxes of 10 million euros compared to the first quarter of 2013. This was due to an exchange rate effect of approximately 12 million euros. Excluding that effect, income tax expense would have been in line with the same period of the previous year, consistent with the trend in the taxable base expressed in local currency.

Profit (loss) from Discontinued operations/Non-current assets held for sale

In the first quarter of 2014, the item profit from Non-current assets held for sale amounted to 133 million euros (97 million euros in the first quarter of 2013) and referred to the positive contribution to the consolidation from the Sofora - Telecom Argentina group. On November 13, 2013, the Telecom Italia Group accepted the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group, which was consequently classified as Discontinued Operations. Obtaining the necessary local authorizations is the condition precedent for the completion of the sale.

More details are provided in the section "Discontinued operations/Non-current assets held for sale" of this Interim Management Report and in the Note "Discontinued operations/Non-current assets held for sale" in the Condensed Consolidated Financial Statements at March 31, 2014 of the Telecom Italia Group.

Profit (loss) for the period

The details are as follows:

(millions of euros)	1st Quarter 2014	1st Quarter 2013
Profit (loss) for the period	**367**	**448**
Attributable to:		
Owners of the Parent:		
Profit (loss) from continuing operations	196	342
Profit (loss) from Discontinued operations/Non-current assets held for sale	26	22
Profit (loss) for the period attributable to owners of the Parent	**222**	**364**
Non-controlling interests:		
Profit (loss) from continuing operations	38	9
Profit (loss) from Discontinued operations/Non-current assets held for sale	107	75
Profit (loss) for the period attributable to non-controlling interests	**145**	**84**

Financial and Operating Highlights – The Business Units of the Telecom Italia Group

Starting from this Interim Management Report, the Domestic Business Unit now includes the Olivetti group, in addition to Core Domestic and International Wholesale. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the domestic market. Accordingly, the figures for the corresponding period of the previous year have been reclassified on a consistent basis.

Domestic

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change amount	Change %	Change % organic
Revenues	3,728	4,066	(338)	(8.3)	(8.3)
EBITDA	1,792	1,953	(161)	(8.2)	(8.2)
EBITDA Margin	48.1	48.0		0.1pp	0.1pp
EBIT	990	1,073	(83)	(7.7)	(7.6)
EBIT Margin	26.6	26.4		0.2pp	0.2pp
Headcount at period-end (number)	53,302	[1]53,377	(75)	(0.1)	

(1)   Headcount at December 31, 2013.

Fixed

	3/31/2014	12/31/2013	3/31/2013
Physical accesses at the end of the period (thousands)[1]	20,238	20,378	21,016
of which Retail physical accesses at the end of the period (thousands)	*13,027*	*13,210*	*13,777*
Domestic BU broadband accesses at the end of the period (thousands) [2]	8,761	8,740	8,878
of which Retail broadband accesses at the end of the period (thousands)	*6,933*	*6,915*	*6,984*
Network infrastructure in Italy:			
copper access network (millions of km – pair, distribution and connection)	115.0	114.9	114.6
access and carrier network in optical fiber (millions of km - fiber)	7.0	6.7	5.9
Total traffic:			
Minutes of traffic on fixed-line network (billions)	21.6	91.2	24.2
Domestic traffic	17.8	75.8	20.7
International traffic	3.8	15.4	3.5
DownStream and UpStream traffic volumes (PBytes)	725	2,533	629

(1)Excludes full-infrastructured OLOs and WIMAX.
(2)Excludes LLU and NAKED, satellite and full-infrastructured OLOs, and WIMAX

Mobile [1]

	3/31/2014	12/31/2013	3/31/2013
Number of lines at period-end (thousands)	30,996	31,221	31,858
Change in lines (%)	(0.7)	(2.9)	(0.9)
Churn rate (%) [2]	6.1	30.4	7.1
Total average outgoing traffic per month (millions of minutes)	3,588	3,581	3,538
Total average outgoing and incoming traffic per month (millions of minutes)	5,230	5,084	4,879
Mobile browsing volumes (PBytes) [3]	28.5	98.1	24.4
Average monthly revenues per line (in euros) [4]	11.5	13.1	13.1

(1) Following checks on systems that manage our Mobile Customer base, the need to update technical configuration and clarify our corporate regulations on rechargeable SIM cards extension (beyond the initial timeline following first activation of 13 or 24 months according to the offering) was felt. The working group established that the only general criterion that could result in the extension of the life of SIM cards concern sales or after-sales marketing cases, explicitly requested by the customer (free of charge or for-pay), or events resulting in charges to the cards. Further to the regularizations carried out in 2013 and already disclosed in the Annual Report at December 31, 2013, at March 31, 2014 the activities for regularization were completed (including deactivation) of approximately an additional 188 thousand SIM cards, which were still active as a result of extensions not compliant with the criteria set forth in the New Guidelines. The working group set up continues the monthly monitoring and regularization, according to the methods previously defined, of the additional rechargeable SIM cards subject to automatic extensions not compliant with the Guidelines.

(2) The figures refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3) National traffic excluding roaming.

(4) The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The financial and operating highlights of the Domestic Business Unit are reported according to three Cash Generating Units (CGU):

- **Core Domestic**: includes all telecommunications activities inherent to the Italian market. Revenues are broken down according to the net contribution of each market segment to the CGU's results, excluding intrasegment transactions. The sales market segments defined on the basis of the "customer centric" organizational model are as follows:
    - **Consumer**: comprises the aggregate of voice and Internet services and products managed and developed for persons and families in the Fixed and Mobile telecommunications markets and also public telephony;
    - **Business**: expanded as of the beginning of 2013 to include Top customers, the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets;
    - **National Wholesale**: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;
    - **Other (Support Structures)**: includes:
        - **Technology & IT**: constitutes services related to the development, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes and assurance regarding customer services in addition to the development and operation of information services;
        - **Staff & Other**: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.
- **International Wholesale**: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and Internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets;
- **Olivetti:** operates in the sector of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. Its reference market is focused mainly in Europe, Asia and South America.

Main financial data

Key results for the first quarter of 2014 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the first quarter of 2013.

Core Domestic

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change amount	%
Revenues	3,469	3,832	(363)	(9.5)
Consumer	*1,749*	*1,980*	*(231)*	*(11.7)*
Business	*1,202*	*1,305*	*(103)*	*(7.9)*
National Wholesale	*461*	*499*	*(38)*	*(7.6)*
Other	*57*	*48*	*9*	*18.8*
EBITDA	1,759	1,928	(169)	(8.8)
EBITDA Margin	*50.7*	*50.3*		*0.4pp*
EBIT	980	1,071	(91)	(8.5)
EBIT Margin	*28.3*	*27.9*		*0.4pp*
Headcount at period-end (number)	52,008	[1]51,954	54	0.1

(1) Headcount at December 31, 2013.

International Wholesale

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change amount	%	% organic
Revenues	301	283	18	6.4	7.1
of which third party	*235*	*203*	*32*	*15.8*	*16.9*
EBITDA	45	47	(2)	(4.3)	(2.2)
EBITDA Margin	*15.0*	*16.6*		*(1.6)pp*	*(1.4)pp*
EBIT	21	22	(1)	(4.5)	-
EBIT Margin	*7.0*	*7.8*		*(0.8)pp*	*(0.5)pp*
Headcount at period-end (number)	647	[1] 741	(94)	(12.7)	

(1) Headcount at December 31, 2013.

Olivetti

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change amount	%
Revenues	49	52	(3)	(5.8)
EBITDA	(10)	(19)	9	47.4
EBITDA Margin	*(20.4)*	*(36.5)*		*16.1pp*
EBIT	(11)	(20)	9	45.0
EBIT Margin	*(22.4)*	*(38.5)*		*16.1pp*
Headcount at period-end (number)	647	[1]682	(35)	(5.1)

(1) Headcount at December 31, 2013.

Revenues

In an economic scenario which, though slightly improving, continues to show structural weakness, and a market scenario still feeling the effects of the continuing downturn in prices due to the strong competition that marked the previous year (particularly in the Mobile business in the first half of the year), the change in the first quarter of 2014 compared to the first quarter of 2013 was a decrease of 8.3%, essentially in line with the last quarter of 2013 (-8.1%) and an improvement compared to the full year 2013 (-9.5%). In terms of organic change, revenues fell by 8.3% (-336 million euro) and have been calculated net of the effect of the change in exchange rates of 2 million euros relating to International Wholesale.

This trend of falling revenues was primarily due to the decline in revenues from traditional services (voice, messaging, circuit data transmission), which was only marginally offset by the growth in innovative services, particularly Fixed-line Broadband, ICT and Mobile Internet.

In detail:

Core Domestic Revenues

- **Consumer:** revenues for the Consumer segment in the first quarter of 2014 amounted to 1,749 million euros, decreasing 231 million euros compared to the first quarter of 2013 (-11.7%). The decrease in revenues was mainly attributable to revenues from Mobile services (-152 million euros, -16.9%), particularly traditional voice services (-129 million euros) and messaging services (-38 million euros), only partially offset by continuous growth in Mobile Internet browsing (+17 million euros or +11.4% compared to the first three months of 2013). This decrease was the result of the reduction in ARPU (dragged down by the sharp pressure on prices that characterized the market in 2013), though seeing improved competitive performance, with a gradual stabilization of the customer base and the market share.

  The Fixed-line segment recorded a contraction on the first quarter of 2013 (-63 million euros, -6.2%), entirely attributable to the decrease in voice revenues (-69 million euros as a result of the reduction in customers and the contraction of traffic) only marginally offset by higher Broadband revenues (6 million euros, owing to a stable market share and the positive trend in ARPU supported by the increased weight of customers with bundle/flat contracts or an Internet Plus deal such as Superinternet or Fiber);

- **Business:** revenues for the Business segment amounted to 1,202 million euros, decreasing 103 million euros compared with the first quarter of 2013 (-7.9%). The decline was fully due to revenues from services (-122 million euros), which fell by -42 million euros in the Mobile segment (-12.1%) and by -83 million euros (-9.0%) in the Fixed-line segment. Specifically, in the Mobile business, despite the effective defensive actions and growth of the customer base (which increased by 7.5%), revenue from traditional voice and messaging services declined (-54 million euros compared to the same period of 2013), attributable to the repositioning of customers towards bundle deals that have lower overall ARPU.

  Though with some signs of recovery, the Fixed-line business continued to feel the effects of the cooling of demand, due to the economic recession and the contraction in prices on the traditional voice and data services;

- **National Wholesale:** revenues for the Wholesale segment amounted to 461 million euros in the first quarter of 2014, decreasing 38 million euros compared to the first quarter of 2013 (-7.6%). The decrease was mainly attributable to the regulatory price reductions on LLU access, Bitstream, Wholesale Line Rental and termination.

International Wholesale Revenues

International Wholesale revenues in the first quarter of 2014 totaled 301 million euros, up 18 million euros (+6.4%) year-on-year.

The increase, related to higher traffic volumes, mainly regarded Voice services (+22 million euros, +11.2%). Conversely, revenues from IP/Data services were down (-4 million euros, -5.9%), as a result of the increasingly competitive scenario and the related contraction in prices in this market. The Multinational Companies business segment was also slightly down (-2 million euros, -11.5%).

EBITDA, amounting to 45 million euros in the first quarter of 2014, was affected by the competitive pressure and the pressure on prices, decreasing in both amount and profitability on the first quarter of 2013, despite the strong attention to traffic margins and ongoing cost-cutting measures.

Olivetti Revenues

Revenues of the Olivetti group amounted to 49 million euros in the first quarter of 2014, a decrease of 3 million euros year-on-year (-5.8%).

In a scenario of continuing economic crisis, however, the higher margin revenues of Olivetti's offering were substantially in line with the levels in the first quarter of 2013. However, the SME segment (primarily domestic) suffered, recording a decrease in revenues of approximately 1.4 million euros in the traditional copying and printing sector. Revenues also declined by approximately 1.6 million euros on the same period of 2013, as a result of the postponement of the launch of projects for the digitalization of schools, whereas in the first quarter of the previous year the Sardinia Region project was launched.

EBITDA

EBITDA of the Domestic Business Unit amounted to 1,792 million euros in the first quarter of 2014, down by 161 million euros on the same period of 2013 (-8.2%, of which -1.6 percentage points attributable to the change in the classification of costs for subsidies to customers for the purchase of handsets), with an EBITDA margin of 48.1%, slightly improving on 2013 (+0.1 percentage points). The decline was mainly due to the decrease in revenues from services (-341 million euros compared to the first quarter of 2013), only partially recovered through efficiency measures achieved through selective control and containment of operating expenses. As noted in relation to the trend in revenues, EBITDA in the first quarter of 2014 continued the trend of recovery in operating performance seen from the first half of 2013. In organic terms, EBITDA fell by 8.2% (-160 million euro), calculated net of the effect of the change in exchange rates of 1 million euros relating to International Wholesale.

With regard to the change in the main costs, the following is noted:

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
Acquisition of goods and services	1,331	1,411	(80)
Employee benefits expenses	688	741	(53)
Other operating expenses	119	149	(30)

In particular:

- **acquisition of goods and services** decreased by 80 million euros (-5.7%) compared to the first quarter of 2013. The decrease in the Domestic Business Unit was partly offset by higher costs posted to the income statement, relating to the value of subsidies to customers for the purchase of handsets as part of "bundle deals". Up to 2013, those costs were capitalized and amortized over the term of the contract with the customer (from 24 to 30 months). Specifically, costs to subsidize handsets of 25 million euros were expensed in the first quarter of 2014, compared to 34 million euros capitalized under intangible assets in the same period of 2013. The current accounting treatment reflects Telecom Italia's new market strategy aimed at gradually ceasing to subsidize handsets. The decision to use subsidies as a purchasing incentive was part of a market scenario where the prices of next generation handsets were very high. It was therefore crucial, in order to aid penetration and spread of services, deals to be combined with the subsidized sale of next generation devices. The market has evolved, with ever-increasing development and use of cutting edge handsets providing access to new services at more affordable prices. In this prospective, a plan has been formulated for the gradual reduction in subsidies, effectively eliminating offers targeted to segments that provide lower contributions in terms of ARPU;

- **Employee benefits expenses** decreased by 53 million euros compared to the first quarter of 2013, mainly due to lower ordinary personnel costs, resulting from the decrease in the average workforce by 3,020 employees compared to the first quarter of 2013. Specifically, the decrease in the average workforce included 2,585 average units resulting from the application of the "Solidarity Contracts" by the Parent, TI Information Technology and Olivetti S.p.A. In 2013 the Parent applied Solidarity Contracts effective from April 2013, while TI Information Technology applied them from May 2013. Moreover, in the first quarter of 2013 provisions for restructuring expenses were made for a total of 21 million euros, relating to the framework agreement signed by the Parent Telecom Italia S.p.A. with the trade unions on March 27, 2013;
- **Other operating expenses** decreased by 30 million euros compared to the first quarter of 2013, mainly due to lower write-downs and expenses in connection with credit management.
  Details of other operating expenses are shown in the table below:

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
Write-downs and expenses in connection with credit management	59	82	(23)
Provision charges	1	4	(3)
TLC operating fees and charges	13	16	(3)
Indirect duties and taxes	25	28	(3)
Sundry expenses	21	19	2
Total	**119**	**149**	**(30)**

EBIT

EBIT amounted to 990 million euros in the first quarter of 2014, down by 83 million euros compared to the same period of 2013 (1,073 million euros); the EBIT margin was 26.6%, improving by 0.2% compared to the margin of 26.4% in the first quarter of 2013. This performance was driven by the change in EBITDA illustrated above, partially offset by the reduction in depreciation and amortization of 47 million euros and by the above-mentioned gains of approximately 38 million euros on the sale by Telecom Italia S.p.A. of a property located in Milan, for a price of 75 million euros.

Organic EBIT for the first quarter of 2014, calculated net of the effect of the change in exchange rates of -1 million euros, relating to International Wholesale, was down 82 million euros (-7.6%) compared to the first quarter of 2013; the organic EBIT margin was 26.6% (26.4% in the first quarter of 2013).

Brazil

	(millions of euros)		(millions of Brazilian reais)		Change	
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	1,451	1,786	4,702	4,711	(9)	(0.2)
EBITDA	406	463	1,316	1,221	95	7.8
EBITDA Margin	28.0	25.9	28.0	25.9		2.1pp
EBIT	181	209	588	552	36	6.5
EBIT Margin	12.5	11.7	12.5	11.7		0.8pp
Headcount at period-end (number)			12,206	[1]12,140	66	0.5

(1)   Headcount at December 31, 2013.

	1st Quarter 2014	1st Quarter 2013
Number of lines at the end of the period (thousands) [*]	73,890	[**]73,417
MOU (minutes/month)[***]	140.0	144.4
ARPU (reais)	18.0	18.5

(*)   Excluding corporate lines.
(**) Number at December 31, 2013.
(***) Net of visitors.

Revenues

Revenues for the first quarter of 2014 amounted to 4,702 million reais, substantially in line year-on-year (-9 million reais, -0.2%). Service revenues totaled 4,099 million reais, up by 12 million reais compared to 4,087 million reais for the same period of 2013 (+0.3%), whereas, revenues from product sales decreased from 624 million reais in the first quarter of 2013 to 603 million reais in the first quarter of 2014 (-3.4%), due to a 8.2% reduction in volumes compared to the same period of 2013.
Mobile Average Revenue Per User (ARPU) was 18.0 reais in the first quarter of 2014 compared with 18.5 reais in the same period of 2013 (-2.7%). This figure reflected the reduction in termination rates following the issue of two regulatory measures (in April 2013 and the end of February 2014 respectively). Net of this component, ARPU for the period increased, driven primarily by the growth in innovative data services (browsing and VAS content).
The total number of lines at March 31, 2014 is 73.9 million euros, 0.6% higher than on December 31, 2013, representing a 27% market share in terms of lines.

EBITDA

EBITDA in the first quarter of 2014 amounted to 1,316 million reais, an improvement of 95 million reais (+7.8%) year-on-year. The increase in EBITDA was essentially driven by lower costs for the acquisition of goods and services, partially offset by higher employee benefits expenses and other operating expenses. The EBITDA margin stood at 28.0%, 2.1 percentage points higher than in the first quarter of 2013.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)		
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	846	1,109	2,740	2,924	(184)
Employee benefits expenses	84	91	273	240	33
Other operating expenses	147	174	477	460	17
Change in inventories	(10)	(26)	(33)	(68)	35

- **acquisition of goods and services** totaled 2,740 million reais (2,924 million reais in the first quarter of 2013). The 6.3% decrease year-on-year (-184 million reais) breaks down as follows:
    - 235 million reais for the revenues due to other TLC operators;
    - -47 million reais for purchases referring primarily to product cost;
    - +50 million reais for rent and lease costs;
    - +48 million reais for external service costs.
- **employee benefits expenses**, amounting to 273 million reais, were up 33 million reais compared with the first quarter of 2013 (+13.8%). The average workforce grew from 10,519 employees in the first quarter of 2013 to 11,127 employees in the first quarter of 2014. The ratio of employee benefits expenses to total revenues rose to 5.8%, up 0.7 percentage points year-on-year.
- **other operating expenses** amounted to 477 million reais, an increase of 3.7% (460 million reais in the first quarter of 2013). The expenses break down as follows:

(millions of Brazilian reais)	1st Quarter 2014	1st Quarter 2013	Change
Write-downs and expenses in connection with credit management	76	73	3
Provision charges	56	60	(4)
TLC operating fees and charges	310	295	15
Indirect duties and taxes	17	22	(5)
Sundry expenses	18	10	8
Total	**477**	**460**	**17**

EBIT

EBIT was 588 million reais, increasing 36 million reais compared to the first quarter of 2013. This increase was due to higher EBITDA, partially offset by higher depreciation and amortization charges of 60 million reais (728 million reais in the first quarter of 2014, compared to 668 million reais in the first quarter of 2013).

Media

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change	
			amount	%
Revenues	15	48	(33)	(68.7)
EBITDA	6	(10)	16	
EBITDA Margin	40.0			
EBIT[1]	(1)	(125)	124	99.2
EBIT Margin	(6.7)			
Headcount at period-end (number) [2]	84	(*) 84	-	-

(1) EBIT of the Media Business Unit included 105 million euros from provisions made relating to the sale of La7 S.r.l.
(2) Includes employees with temp work contracts: 1 employee at March 31, 2014 (zero at December 31, 2013)
(*) Headcount at December 31, 2013.

At March 31, 2014, the three digital multiplexes of Telecom Italia Media Broadcasting reached 95.2% of the Italian population.

As already noted in the Annual Report 2013, La7 S.r.l. and the MTV group were sold in April and September 2013, respectively. Accordingly, the table below shows figures for the first quarter of 2014 compared to those of the first quarter of 2013 restated to exclude the results of both companies.

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change	
			amount	%
Revenues	15	19	(4)	(21.1)
EBITDA	6	9	(3)	(33.3)
EBITDA Margin	40.0	47.4		
EBIT	(1)	2	(3)	
EBIT Margin	(6.7)	10.5		
Headcount at period-end (number) (°)	84	(1) 84	-	-

(°) Includes employees with temp work contracts: 1 employee at March 31, 2014 (zero at December 31, 2013).
(1) Headcount at December 31, 2013.

Revenues

Revenues amounted to 15 million euros in the first quarter of 2014, decreasing by 4 million euros compared to the 19 million euros in the first quarter of 2013. This decrease was entirely attributable to the network operator (TIMB) and related to the expiry, at year-end 2013, of the agreement with RTI (Mediaset Extra and Italia 2) and the termination of the agreement with the channel QVC, also at the end of 2013. These were only partially offset by higher revenues from other customers.

EBITDA

EBITDA was a positive 6 million euros in the first quarter of 2014, down 3 million euros compared to the same period of 2013 (9 million euros). Specifically, EBITDA of the network operator amounted to 8 million euros and decreased by 2 million euros compared to the first quarter of 2013 (10 million euros). This performance was mainly driven by the above-mentioned reduction in revenues, only partially offset by a decrease in operating expenses for the network operator.

EBIT

EBIT was a negative 1 million euro (positive 2 million euros in the first quarter 2013). This performance essentially reflected the change in EBITDA described above.

Events Subsequent to March 31, 2014 - Agreement with Gruppo Editoriale L'Espresso

On April 9, 2014 Telecom Italia Media and Gruppo Editoriale L'Espresso (Gruppo Espresso) signed agreements which provide for the integration of the network operator businesses for DTTV-TV controlled by Telecom Italia Media Broadcasting S.r.l. (TIMB) and Rete A S.p.A. (Rete A), respectively.

The integration between TIMB and Rete A, which own three and two digital multiplexes, respectively, will give rise to the largest independent network operator in Italy, holding five digital multiplexes and nationwide high-coverage infrastructure, based on next generation technologies. The group resulting from the transaction will be the primary supplier for the leading non-integrated national and foreign television content providers operating on the Italian market. This transaction will also generate significant industrial synergies.

The integration will be carried out through Gruppo Espresso's contribution of 100% of Rete A shares to TIMB. Following the contribution, Telecom Italia Media and Gruppo Espresso will hold 70% and 30%, respectively, of shares in TIMB, which will control Rete A's entire share capital. Gruppo Espresso will retain its investment in All Music S.p.A.

According to the agreement signed, once the integration is completed, a process will be launched to leverage the value of the combined entity, by searching for interested investors.

In view of the uncertainty surrounding regulatory developments regarding the use of frequencies, Telecom Italia Media has also retained a purchase option on user licenses (thus excluding infrastructure and customers) for one of the five frequencies that will be owned by the combined entity.

The transaction, which is conditional upon obtaining authorization from AGCom, is expected to be completed by June 2014.

Discontinued operations/Non-current assets held for sale

The results of the Sofora - Telecom Argentina group, classified under "Discontinued operations/Non-current assets held for sale" as a result of the sale agreement entered into on November 13, 2013, are shown below. Obtaining the necessary local authorizations is the condition precedent for the sale of Sofora shares.

The average exchange rate used for the translation into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) was 10.39657 in the first quarter of 2014 and 6.61552 the first quarter of 2013 and reflected the sharp depreciation of the currency during the first quarter of 2014.

	(millions of euros)		(millions of Argentine pesos)		Change	
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Income statement impacts of the Argentina Business Unit:						
Revenues	718	917	7,466	6,064	1,402	23.1
EBITDA	**203**	**271**	**2,106**	**1,796**	**310**	**17.3**
EBITDA Margin	*28.2%*	*29.6%*	*28.2%*	*29.6%*		*(1.4)pp*
EBIT	**203**	**128**	**2,110**	**849**	**1,261**	**-**
EBIT Margin	*28.3%*	*14.0%*	*28.3%*	*14.0%*		*14.3pp*
Finance income/(expenses), net	(3)	21	(27)	135	(162)	-
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale	**200**	**149**	**2,083**	**984**	**1,099**	**111.7**
Income tax expense	(67)	(52)	(705)	(345)	(360)	104.3
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	**133**	**97**	**1,378**	**639**	**739**	**115.6**

	3/31/2014	12/31/2013	Change	
			amount	%
Fixed-line				
Lines at period-end (thousands)	4,108	4,124	(16)	(0.4)
ARBU (Average Revenue Billed per User) (Argentine pesos)	54.6	49.5 [3]	5.1	10.3
Mobile				
Lines at period-end (thousands)	22,326	22,508	(182)	(0.8)
Telecom Personal lines (thousands)	19,913	20,088	(175)	(0.9)
% postpaid lines [1]	*32%*	*32%*	-	
MOU Telecom Personal (minutes/month)	83	94 [3]	(11)	(11.7)
ARPU Telecom Personal (Argentine pesos)	68.3	62.1 [3]	6.2	10.0
Núcleo mobile lines (thousands) [2]	2,413	2,420	(7)	(0.3)
% postpaid lines [1]	*20%*	*20%*	-	
Broadband				
Broadband accesses at period-end (thousands)	1,714	1,707	7	0.4
ARPU (Argentine pesos)	138.0	114.9 [3]	23.1	20.1

(1) Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.
(2) Includes WiMAX lines.
(3) Figures for the first quarter of 2013.

Revenues

Revenues for the first quarter of 2013 amounted to 7,466 million pesos, increasing 1,402 million pesos (+23.1%) compared with the first quarter of 2013 (6,064 million pesos), mainly thanks to the growth in the relative average revenue per user (ARPU) and the sale of handsets at a higher average price. The main source of revenues was mobile telephony, which accounted for about 74% of the consolidated revenues of the business unit, an increase of 24% on the first quarter 2013.

Fixed-line telephony service: the number of fixed lines decreased by 16,000 compared to the end of 2013, totaling 4,108,000 at March 31, 2014. Even though regulated fixed-line services in Argentina continued to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU rose by 10.3% compared to the first quarter of 2013, thanks to the sale of additional services and the spread of traffic plans. Revenues from data and ICT services also rose, because the prices of their contracts are set in US dollars and so they benefit from the significant exchange rate spread during the quarter.

Mobile telephony service: Telecom Personal mobile lines in Argentina decreased by 175 thousand compared to the end of 2013, coming to a total of 19,913 thousand lines at March 31, 2014, 32% of which were postpaid. At the same time, thanks to high-value customer acquisitions and leadership in the smartphone segment, ARPU grew by 10.0% to 68.3 pesos (62.1 pesos in the first quarter of 2013). A large part of this growth was attributable to value-added services (including SMS messaging and Internet) which together accounted for 57% of revenues from mobile telephony services in the first quarter of 2014.

In Paraguay, the Núcleo customer base declined by 0.3% compared to December 31, 2013, reaching 2,413,000 lines, 20% of which are postpaid.

Broadband: Telecom Argentina's portfolio of broadband lines totaled 1,714 thousand accesses at March 31, 2014, showing a slight increase on the figure at December 31, 2013. ARPU rose by 20.1% to 138.0 pesos (114.9 pesos in the first quarter of 2013), largely thanks to up-selling strategies and price adjustments.

EBITDA

EBITDA showed an increase of 310 million pesos (+17.3%) compared to the first quarter of 2013, reaching 2,106 million pesos. The EBITDA margin stood at 28.2%, down 1.4 percentage points compared to the first quarter of 2013, mainly due to higher employee benefits expenses, and other operating expenses, particularly as a result of the higher charges resulting from the increased tax on gross revenues, as well as higher costs for contracts entered into in foreign currency.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)		
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	336	416	3,493	2,754	739
Employee benefits expenses	114	131	1,182	866	316
Other operating expenses	93	112	973	740	233
Change in inventories	(27)	(12)	(276)	(84)	(192)

- **acquisition of goods and services** totaled 3,493 million pesos (2,754 million pesos in the first quarter of 2013). The increase of 26.8% compared to the first quarter of 2013 (+739 million pesos) was mainly due to higher external service costs for 264 million pesos and greater purchases of goods of 444 million pesos;
- **employee benefits expenses** stood at 1,182 million pesos, an increase of 316 million pesos compared to the first quarter of 2013 (+36.5%). The change was due to salary increases as a result of periodic revisions in union agreements, primarily linked to inflation, and to the increase in provisions for termination benefit incentives. The ratio of employee benefits expenses to total revenues rose to 15.8%, up 1.5 percentage points over the first quarter of 2013;
- **other operating expenses** amounted to 973 million pesos, increasing 233 million pesos on the first quarter of 2013. These expenses consist of the following:

(millions of Argentine pesos)	1st Quarter 2014	1st Quarter 2013	Change
Write-downs and expenses in connection with credit management	118	93	25
Provision charges	44	44	-
TLC operating fees and charges	137	118	19
Indirect duties and taxes	611	482	129
Sundry expenses	63	3	60
Total	**973**	**740**	**233**

EBIT

EBIT for the first quarter of 2014 came to 2,110 million pesos compared to 849 million pesos recorded for the first quarter of 2013. The increase of 1,261 million pesos was attributable to the improvement in EBITDA and the suspension of calculation of depreciation and amortization (954 million pesos in the first quarter of 2013) as a result of the classification of the Sofora - Telecom Argentina group as

Discontinued operations in the consolidated financial statements of the Telecom Italia Group at December 31, 2013.

The EBIT margin stood at 28.3% of revenues (+14.3 percentage points compared to the first quarter of 2013), also as a result of the suspension of calculation of depreciation and amortization.

Capital expenditures

Capital expenditures in the first quarter of 2014 amounted to 1,002 million pesos and increased by 261 million pesos compared to the first quarter of 2013 (741 million pesos). In addition to customer acquisition costs, capital expenditure was aimed at enlarging and upgrading the access network in order to increase the capacity and improve the quality of the 3G mobile network, and upgrading broadband services on the fixed-line network, and at backhauling, to support the growth in data traffic volumes.

Consolidated Financial Position and Cash Flows Performance

Non-current assets

- **Goodwill**: the item increased by 52 million euros, from 29,932 million euros at the end of 2013 to 29,984 million euros at March 31, 2014, due to changes in foreign exchange rates applicable to the Group's Brazilian operations[1]. Further details are provided in the Note "Goodwill" in the condensed consolidated financial statements at March 31, 2014 of the Telecom Italia Group.

- **Other intangible assets**: the item decreased by 100 million euros, from 6,280 million euros at the end of 2013 to 6,180 million euros at March 31, 2014, and is the balance of the following:
  - capex (+309 million euros);
  - amortization charge for the period (-465 million euros);
  - disposals, exchange differences, reclassifications and other changes (for a net positive balance of 56 million euros).

- **Tangible assets**: the item decreased by 150 million euros, from 13,219 million euros at the end of 2013 to 13,069 million euros at March 31, 2014, and is the balance of the following:
  - capex (+375 million euros);
  - depreciation charge for the period (-605 million euros);
  - disposals, impairment losses, exchange differences, reclassifications and other changes (for a net positive balance of 80 million euros).

Discontinued operations/Non-current assets held for sale

These relate to the Sofora - Telecom Argentina group and include:
- financial assets of 508 million euros;
- non-financial assets of 2,500 million euros.

For more details, see the Note "Discontinued operations/Non-current assets held for sale" in the condensed consolidated financial statements of the Telecom Italia Group at March 31, 2014.

Consolidated equity

Consolidated equity amounted to 20,381 million euros (20,186 million euros at December 31, 2013), of which 17,343 million euros attributable to owners of the Parent (17,061 million euros at December 31, 2013) and 3,038 million euros attributable to non-controlling interests (3,125 million euros at December 31, 2013).

In greater detail, the changes in equity were the following:

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[1] The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 3.12022 at March 31, 2014 and 3.23068 at December 31, 2013

(millions of euros)	3/31/2014	12/31/2013
At the beginning of the period	**20,186**	**23,012**
Total comprehensive income (loss) for the period	187	(2,188)
Dividends approved by:	(12)	(635)
Telecom Italia S.p.A.	*–*	*(452)*
Other Group companies	*(12)*	*(183)*
Issue of equity instruments	–	1
Effect of equity transactions of the Sofora group – Telecom Argentina	–	4
Other changes	20	(8)
At the end of the period	**20,381**	**20,186**

Cash flows

Adjusted net financial debt came to 27,529 million euros, up 722 million euros compared to December 31, 2013.

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt during the first quarter of 2014:

Change in adjusted net financial debt

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
EBITDA	2,200	2,402	(202)
Capital expenditures on an accrual basis	(684)	(766)	82
Change in net operating working capital:	(1,502)	(1,595)	93
Change in inventories	*(27)*	*(56)*	*29*
Change in trade receivables and net amounts due from customers on construction contracts	*(77)*	*209*	*(286)*
Change in trade payables (*)	*(1,065)*	*(1,450)*	*385*
Other changes in operating receivables/payables	*(333)*	*(298)*	*(35)*
Change in provisions for employee benefits	(5)	11	(16)
Change in operating provisions and Other changes	(23)	12	(35)
Net operating free cash flow	**(14)**	**64**	**(78)**
% of Revenues	*(0.3)*	*1.1*	*(1.4)pp*
Sale of investments and other disposals flow	74	25	49
Financial investments flow	(9)	–	(9)
Dividends payment	–	–	–
Finance expenses, income taxes and other net non-operating requirements flow	(624)	(631)	7
Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	(149)	49	(198)
Reduction/(Increase) in adjusted net financial debt	**(722)**	**(493)**	**(229)**

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been illustrated with reference to EBITDA, adjusted net financial debt in the first quarter of 2014 was particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1st Quarter 2014	% of total	1st Quarter 2013	% of total	Change
Domestic (*)	493	72.1	579	75.6	(86)
Brazil	189	27.6	178	23.2	11
Media and Other Operations (*)	2	0.3	9	1.2	(7)
Adjustments and eliminations	–	–	–	–	–
Consolidated Total	**684**	**100.0**	**766**	**100.0**	**(82)**
% of Revenues	*13.2*		*13.0*		*0.2pp*

(*) Starting from this Interim Management Report, the Domestic Business Unit now includes the Olivetti group, in addition to Core Domestic and International Wholesale. The comparative period has been adjusted accordingly.

Capital expenditures in the first quarter of 2014 totaled 684 million euros, down 82 million euros compared to the corresponding period of 2013. In particular:

- the **Brazil Business Unit** reported an increase of 11 million euros on the first quarter of 2013. This change reflected a negative exchange rate effect of 33 million euros. Excluding that effect, the increase would have been 44 million euros. The greater capex was attributable to infrastructure development, in keeping with the objective of improving service quality;
- the **Domestic Business Unit** reported capital expenditure down by 86 million euros compared to the same period of 2013. This reduction was entirely attributable to the more traditional components of capex, and resulted in the abandonment of several platforms and the simplification of several industrial processes. A portion of these savings was targeted to the development of next generation networks (LTE and fiber networks, +42 million euros in capital expenditure compared to the first quarter of 2013), which reached 33% of network capex (20% in the first quarter of 2013). Furthermore, as already noted, in the first quarter of 2014, as a result of Telecom Italia's new market strategy of offering bundle deals for mobile telephony, the costs relating to subsidies to customers for the purchase of handsets, amounting to 25 million euros, are no longer recognized under capital expenditures on intangible assets. In the same period of 2013, 34 million euros was capitalized and amortized over the term of the contract (24 – 30 months).

Change in net operating working capital

The change for the period resulted in an outflow of 1,502 million euros. In particular:
- the management of trade receivables and the change in inventories generated negative impacts of 77 million euros and 27 million euros, respectively, in the first quarter of 2014;
- the change in trade payables (-1,065 million euros) was linked to a seasonal peak in payments of bills payable. Capital expenditure and external costs generally peak in the final quarter of the year, however the related cash flows are largely postponed to the following quarter due to the normal payment terms and contractually applicable conditions;
- the other changes in other operating receivables/payables (-333 million euros) include a negative amount of over 300 million euros, for levies on telecommunications operations paid by the Brazil Business Unit – the taxes are normally paid every year by the end of March.

Sale of investments and other disposals flow

This item amounted to 74 million euros in the first quarter of 2014 and was mainly due to the receipt of 71 million euros from the sale by Telecom Italia S.p.A. of a property located in Milan.

In the first quarter of 2013 the item amounted to 25 million euros and referred to receipts deriving from the sale of the investee EtecSA Cuba and the sale of other intangible and tangible assets.

Financial investments flow

This item amounted to 9 million euros and mainly related to Telecom Italia S.p.A.'s acquisition of control over Trentino NGN S.r.l. on February 28, 2014. The price paid was 17 million euros, posted net of acquired cash and cash equivalents of 8 million euros. As a result of the transaction, the percentage stake in Trentino NGN S.r.l. rose from 41.07% at December 31, 2013 to 97.4% at March 31, 2014, and the company is consolidated within the Group on a line-by-line basis.

Finance expenses, income taxes and other net non-operating requirements flow

The item mainly included the payment, during the first quarter of 2014, of net finance expenses (715 million euros) and income taxes (16 million euros), as well as the change in non-operating receivables and payables.

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	3/31/2014 (a)	12/31/2013 (b)	Change (a-b)
Non-current financial liabilities			
Bonds	23,285	23,514	(229)
Amounts due to banks, other financial payables and liabilities	6,686	6,470	216
Finance lease liabilities	1,069	1,100	(31)
	31,040	31,084	(44)
Current financial liabilities (*)			
Bonds	1,903	2,513	(610)
Amounts due to banks, other financial payables and liabilities	3,092	3,413	(321)
Finance lease liabilities	187	193	(6)
	5,182	6,119	(937)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	27	27	–
Total Gross financial debt	36,249	37,230	(981)
Non-current financial assets			
Securities other than investments	(6)	(6)	–
Financial receivables and other current financial assets	(1,334)	(1,250)	(84)
	(1,340)	(1,256)	(84)
Current financial assets			
Securities other than investments	(1,292)	(1,348)	56
Financial receivables and other current financial assets	(354)	(283)	(71)
Cash and cash equivalents	(3,945)	(5,744)	1,799
	(5,591)	(7,375)	1,784
Financial assets relating to Discontinued operations/Non-current assets held for sale	(508)	(657)	149
Total financial assets	(7,439)	(9,288)	1,849
Net financial debt carrying amount	28,810	27,942	868
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,281)	(1,135)	(146)
Adjusted net financial debt	27,529	26,807	722
Breakdown as follows:			
Total adjusted gross financial debt	34,051	35,280	(1,229)
Total adjusted financial assets	(6,522)	(8,473)	1,951
(*) of which current portion of medium/long-term debt:			
Bonds	1,903	2,513	(610)
Amounts due to banks, other financial payables and liabilities	2,662	2,938	(276)
Finance lease liabilities	187	193	(6)

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group's operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the "Management and control of financial risk" and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, which has been a prominent feature in financial markets since the fourth quarter of 2008, has significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities. In view of this and in order to present a more realistic analysis of net financial debt, in addition to the usual indicator (renamed "Net financial debt carrying amount"), a new indicator has also been presented called "Adjusted net financial debt", which excludes purely accounting and non-monetary effects deriving from the fair value measurement of derivatives (also including the effects of the introduction of IFRS 13 from January 1, 2013) and related financial assets and liabilities. The measurement of derivative financial instruments (which also have the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows) and of derivatives *embedded* in other financial instruments, does not, in fact, require an actual cash settlement.

Sales of receivables to factoring companies

Sales of receivables to factoring companies finalized during the first quarter of 2014 resulted in a positive effect on net financial debt at March 31, 2014 of 876 million euros (1,434 million euros at December 31, 2013).

Gross financial debt

Bonds

Bonds at March 31, 2014 were recorded for a total of 25,188 million euros (26,027 million euros at December 31, 2013). Their nominal repayment amount was 24,273 million euros, down 612 million euros compared to December 31, 2013 (24,885 million euros).

Changes in bonds over the first quarter of 2014 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues			
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 1/25/2021	Euro	1,000	1/23/2014

(millions of original currency)	Currency	Amount	Repayment date
Repayments			
Telecom Italia S.p.A. 284 million euros 7.875% [1]	Euro	284	1/22/2014
Telecom Italia S.p.A. 750 million euros 7.750% [2]	Euro	750	3/3/2014

(1) Net of buybacks by the Company for 216 million euros during 2012.

(2) Telecom Italia decided to use the right to early redemption linked to a change in method by a rating agency which leads to a reduction of the equity content initially assigned to the instrument, pursuant to Condition 6.5 (Early Redemption following a Rating Methodology Event) of the regulations on securities.

On March 18, 2014, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues of Telecom Italia S.p.A. maturing between May 2014 and March 2016, buying back a total nominal amount of 599 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euro)	Repurchased nominal amount (euro)	Buyback price
Buybacks			
Telecom Italia S.p.A. - 750 million euros, maturing May 2014, coupon 4.75%	556,800,000	56,150,000	100.700%
Telecom Italia S.p.A. - 750 million euros, maturing June 2015, coupon 4.625%	750,000,000	172,299,000	104.370%
Telecom Italia S.p.A. - 1 billion euros, maturing January 2016, coupon 5.125%	1,000,000,000	228,450,000	106.587%
Telecom Italia S.p.A. - 850 million euros, maturing March 2016, coupon 8.25%	850,000,000	142,020,000	112.913%

In reference to the Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at March 31, 2014 was 196 million euros, down 2 million euros compared to December 31, 2013 (198 million euros).

Revolving Credit Facility and Term Loan
The following table shows the composition and the draw down of the committed credit lines available at March 31, 2014:

(billions of euros)	3/31/2014		12/31/2013	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Total	**8.0**	**1.5**	**8.0**	**1.5**

On May 24, 2012, Telecom Italia entered into a Forward Start Facility which extended the Revolving Credit Facility of 8 billion euros expiring August 2014 ("RCF 2014") by 4 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.
On March 25, 2013, Telecom Italia extended the RCF 2014 of 3 billion euros, by means of another Forward Start Facility which will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and will expire in March 2018.
Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt
The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7 years.
The average cost of the Group's debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.5%.
For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes "Financial liabilities (non-current and current)" in the condensed consolidated financial statements at March 31, 2014 of the Telecom Italia Group.

Current financial assets and liquidity margin
The Telecom Italia Group's available liquidity margin amounted to 11,737 million euros at March 31, 2014 (net of 443 million euros related to Discontinued Operations), corresponding to the sum of

Cash and cash equivalents and current Securities other than investments, totaling 5,237 million euros (7,092 million euros at December 31, 2013), and the committed credit lines, mentioned above, of which a total of 6,500 million euros has not been drawn down. This margin will cover Group Financial Liabilities due beyond the next 24 months. The reduction in "Cash and cash equivalents" compared to December 31, 2013 reflected the trend in repayments/new issues, as well as the use of liquidity to repurchase Group bonds.

In particular:

Cash and cash equivalents amounted to 3,945 million euros (5,744 million euros at December 31, 2013). The different technical forms of investing available cash at March 31, 2014 can be analyzed as follows:
– Maturities: investments have a maximum maturity of three months;
– Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality. Investments by the companies in South America are made with leading local counterparts;
– Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments amounted to 1,292 million euros (1,348 million euros at December 31, 2013). These forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. They consist of 260 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 743 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); and 284 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in "Sovereign debt securities", have been made in accordance with the Guidelines for the "Management and control of financial risk" adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force.

Consolidated Financial Statements – Telecom Italia Group

The Interim Management Report at March 31, 2014 of the Telecom Italia Group has been prepared in accordance with article 154–ter (Financial Reports) of Legislative Decree no. 58/1998 (Consolidated Law on Finance - TUF) as amended. This document also includes the Condensed Consolidated Financial Statements at March 31, 2014, prepared in compliance with the IFRS issued by the IASB and endorsed by the EU and, specifically, IAS 34 Interim Reports.

The condensed consolidated financial statements at March 31, 2014 have undergone a limited scope audit, on a voluntary basis.

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at March 31, 2014 are the same as those adopted in the Telecom Italia Group annual consolidated financial statements at December 31, 2013, to which reference can be made, except for the application of the new Standards/Interpretations adopted by the Group from January 1, 2014. However, as described in the notes to the condensed consolidated financial statements at March 31, 2014, the new Standards/Interpretations had no effects on the consolidated financial statements of the Group.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; and net financial debt carrying amount and adjusted net financial debt.

In particular, starting from this Interim Management Report, Telecom Italia has revised the method for calculating the organic change in revenues, EBITDA and EBIT, no longer considering non-organic income/expenses, including non-recurring ones, in that calculation. As a result, organic changes now include only the effects of the change in the scope of consolidation and of exchange differences. Figures for the periods under comparison have been reclassified accordingly. Further details on such measures are presented under "Alternative performance measures".

Moreover, the part entitled "Business Outlook for the Year 2014" contains forward-looking statements in relation to the Group's intentions, beliefs or current expectations regarding financial performance and other aspects of the Group's operations and strategies. Readers of the present Interim Management Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group's control.

Principal changes in the scope of consolidation

The following change occurred during the first quarter of 2014:
- *Trentino NGN S.r.l.: on February 28, 2014 the Telecom Italia Group acquired the controlling stake in the company.*

The following changes in the scope of consolidation occurred during 2013:
- *Sofora - Telecom Argentina group: on November 13, 2013, Telecom Italia Group accepted the offer for the purchase of the entire controlling stake in the Sofora - Telecom Argentina group; as a result, the investment was classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale). Pursuant to IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), the income statement results of the Sofora - Telecom Argentina group for the first quarter of 2014 and the corresponding comparative periods have been presented in the separate consolidated income statement under the specific item "Profit (loss) from Discontinued operations/Non-current assets held for sale", while the balance sheet data is presented in two separate line items in the consolidated statements of financial position; obtaining the necessary local authorizations is the condition precedent for the completion of the sale.*

- *MTV group - Media: on September 12, 2013 Telecom Italia Media completed the sale of 51% of MTV Italia S.r.l. and of its wholly-owned subsidiary MTV Pubblicità S.r.l. As a result, these companies are no longer consolidated;*
- *La7 S.r.l. - Media: on April 30, 2013 Telecom Italia Media completed the sale of La7 S.r.l.; as a result, the company is no longer consolidated.*

Separate Consolidated Income Statements

(millions of euros)	1st Quarter 2014 (a)	1st Quarter 2013 (b)	Change (a-b) amount	%
Revenues	**5,188**	**5,889**	**(701)**	**(11.9)**
Other income	84	54	30	55.6
Total operating revenues and other income	**5,272**	**5,943**	**(671)**	**(11.3)**
Acquisition of goods and services	(2,179)	(2,557)	378	14.8
Employee benefits expenses	(775)	(845)	70	8.3
Other operating expenses	(267)	(327)	60	18.3
Change in inventories	23	50	(27)	(54.0)
Internally generated assets	126	138	(12)	(8.7)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**2,200**	**2,402**	**(202)**	**(8.4)**
Depreciation and amortization	(1,070)	(1,149)	79	6.9
Gains (losses) on disposals of non-current assets	37	6	31	
Impairment reversals (losses) on non-current assets	–	(105)	105	-
Operating profit (loss) (EBIT)	**1,167**	**1,154**	**13**	**1.1**
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(5)	–	(5)	-
Other income (expenses) from investments	11	–	11	-
Finance income	366	732	(366)	(50.0)
Finance expenses	(1,051)	(1,244)	193	15.5
Profit (loss) before tax from continuing operations	**488**	**642**	**(154)**	**(24.0)**
Income tax expense	(254)	(291)	37	12.7
Profit (loss) from continuing operations	**234**	**351**	**(117)**	**(33.3)**
Profit (loss) from Discontinued operations/Non-current assets held for sale	133	97	36	37.1
Profit (loss) for the period	**367**	**448**	**(81)**	**(18.1)**
Attributable to:				
Owners of the Parent	**222**	**364**	**(142)**	**(39.0)**
Non-controlling interests	145	84	61	72.6

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 *(Presentation of Financial Statements)*, the following consolidated statements of comprehensive income include the profit (loss) for the period as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		1st Quarter 2014	1st Quarter 2013
Profit (loss) for the period	(a)	367	448
Other components of the Consolidated Statements of Comprehensive Income:			
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements			
Remeasurements of employee defined benefit plans (IAS19):			
Actuarial gains (losses)		–	–
Net fiscal impact		–	–
	(b)	–	–
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	–
Net fiscal impact		–	–
	(c)	–	–
Total other components that subsequently will not be reclassified in the separate consolidated income statements	(d=b+c)	–	–
Other components that subsequently will be reclassified in the Separate Consolidated Income Statements			
Available-for-sale financial assets:			
Profit (loss) from fair value adjustments		24	(10)
Loss (profit) transferred to the Separate Consolidated Income Statement		(6)	(1)
Net fiscal impact		(3)	1
	(e)	15	(10)
Hedging instruments:			
Profit (loss) from fair value adjustments		(26)	102
Loss (profit) transferred to the Separate Consolidated Income Statement		2	(71)
Net fiscal impact		4	(8)
	(f)	(20)	23
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		(175)	276
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		–	–
Net fiscal impact		–	–
	(g)	(175)	276
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	1
Loss (profit) transferred to the Separate Consolidated Income Statement		–	–
Net fiscal impact		–	–
	(h)	–	1
Total other components that will be reclassified subsequently in the Separate Consolidated Income Statements	(i=e+f+g+h)	(180)	290
Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	(180)	290
Total comprehensive income (loss) for the period	(a+k)	187	738
Attributable to:			
Owners of the Parent		280	587
Non-controlling interests		(93)	151

Consolidated Statements of Financial Position

(millions of euros)		3/31/2014 (a)	12/31/2013 (b)	Change (a-b)
Assets				
Non-current assets				
Intangible assets				
Goodwill		29,984	29,932	52
Other intangible assets		6,180	6,280	(100)
		36,164	**36,212**	**(48)**
Tangible assets				
Property, plant and equipment owned		12,182	12,299	(117)
Assets held under finance leases		887	920	(33)
		13,069	**13,219**	**(150)**
Other non-current assets				
Investments in associates and joint ventures accounted for using the equity method		35	65	(30)
Other investments		46	42	4
Non-current financial assets		1,340	1,256	84
Miscellaneous receivables and other non-current assets		1,697	1,607	90
Deferred tax assets		983	1,039	(56)
		4,101	**4,009**	**92**
Total Non-current assets	(a)	53,334	53,440	(106)
Current assets				
Inventories		392	365	27
Trade and miscellaneous receivables and other current assets		5,921	5,389	532
Current income tax receivables		36	123	(87)
Current financial assets				
Securities other than investments, financial receivables and other current financial assets		*1,646*	*1,631*	*15*
Cash and cash equivalents		*3,945*	*5,744*	*(1,799)*
		5,591	7,375	(1,784)
Current assets sub-total		**11,940**	**13,252**	**(1,312)**
Discontinued operations/Non-current assets held for sale				
of a financial nature		508	657	(149)
of a non-financial nature		2,500	2,871	(371)
		3,008	**3,528**	**(520)**
Total Current assets	(b)	14,948	16,780	(1,832)
Total Assets	(a+b)	68,282	70,220	(1,938)

(millions of euros)		3/31/2014 (a)	12/31/2013 (b)	Change (a-b)
Equity and Liabilities				
Equity				
Equity attributable to owners of the Parent		17,343	17,061	282
Equity attributable to Non-controlling interests		3,038	3,125	(87)
Total Equity	(c)	**20,381**	**20,186**	**195**
Non-current liabilities				
Non-current financial liabilities		31,040	31,084	(44)
Employee benefits		894	889	5
Deferred tax liabilities		281	234	47
Provisions		706	699	7
Miscellaneous payables and other non-current liabilities		766	779	(13)
Total Non-current liabilities	(d)	**33,687**	**33,685**	**2**
Current liabilities				
Current financial liabilities		5,182	6,119	(937)
Trade and miscellaneous payables and other current liabilities		7,699	8,649	(950)
Current income tax payables		52	20	32
Current liabilities sub-total		**12,933**	**14,788**	**(1,855)**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale				
of a financial nature		27	27	–
of a non-financial nature		1,254	1,534	(280)
		1,281	**1,561**	**(280)**
Total Current Liabilities	(e)	**14,214**	**16,349**	**(2,135)**
Total Liabilities	(f=d+e)	**47,901**	**50,034**	**(2,133)**
Total Equity and Liabilities	(c+f)	**68,282**	**70,220**	**(1,938)**

Consolidated Statements of Cash Flows

(millions of euros)		1st Quarter 2014	1st Quarter 2013
Cash flows from operating activities:			
Profit (loss) from continuing operations		234	351
Adjustments for:			
Depreciation and amortization		1,070	1,149
Impairment losses (reversals) on non-current assets (including investments)		–	105
Net change in deferred tax assets and liabilities		105	164
Losses (gains) realized on disposals of non-current assets (including investments)		(38)	(6)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		5	–
Change in provisions for employee benefits		(5)	11
Change in inventories		(27)	(56)
Change in trade receivables and net amounts due from customers on construction contracts		(77)	209
Change in trade payables		(496)	(971)
Net change in current income tax receivables/payables		117	55
Net change in miscellaneous receivables/payables and other assets/liabilities		(347)	(393)
Cash flows from (used in) operating activities	**(a)**	**541**	**618**
Cash flows from investing activities:			
Purchase of intangible assets on an accrual basis		*(309)*	*(377)*
Purchase of tangible assets on an accrual basis		*(375)*	*(389)*
Total purchase of intangible and tangible assets on an accrual basis		(684)	(766)
Change in amounts due to fixed asset suppliers		*(569)*	*(479)*
Total purchase of intangible and tangible assets on a cash basis		(1,253)	(1,245)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(9)	–
Acquisitions/disposals of other investments		–	–
Change in financial receivables and other financial assets		(110)	41
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		–	–
Proceeds from sale/repayment of intangible, tangible and other non-current assets		74	25
Cash flows from (used in) investing activities	**(b)**	**(1,298)**	**(1,179)**
Cash flows from financing activities:			
Change in current financial liabilities and other		65	(219)
Proceeds from non-current financial liabilities (including current portion)		1,094	966
Repayments of non-current financial liabilities (including current portion)		(2,108)	(1,307)
Share capital proceeds/reimbursements (including subsidiaries)		–	–
Dividends paid		–	–
Changes in ownership interests in consolidated subsidiaries		–	–
Cash flows from (used in) financing activities	**(c)**	**(949)**	**(560)**
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	**(d)**	**(190)**	**117**
Aggregate cash flows	**(e=a+b+c+d)**	**(1,896)**	**(1,004)**
Net cash and cash equivalents at beginning of the period	**(f)**	**6,296**	**7,397**
Net foreign exchange differences on net cash and cash equivalents	**(g)**	(84)	58
Net cash and cash equivalents at end of the period	**(h=e+f+g)**	**4,316**	**6,451**

Additional Cash Flow Information

(millions of euros)	1st Quarter 2014	1st Quarter 2013
Income taxes (paid) received	(16)	(50)
Interest expense paid	(873)	(809)
Interest income received	158	134
Dividends received	–	–

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Quarter 2014	1st Quarter 2013
Net cash and cash equivalents at beginning of the period		
Cash and cash equivalents - from continuing operations	5,744	6,947
Bank overdrafts repayable on demand – from continuing operations	(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	6,296	**7,397**
Net cash and cash equivalents at end of the period		
Cash and cash equivalents - from continuing operations	3,945	5,870
Bank overdrafts repayable on demand – from continuing operations	(55)	(25)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	426	606
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	4,316	**6,451**

Analysis of the main consolidated financial and operating items

Acquisition of goods and services

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
Purchases of goods	436	513	(77)
Revenues due to other TLC operators and interconnection costs	626	783	(157)
Commercial and advertising costs	332	384	(52)
Power, maintenance and outsourced services	319	343	(24)
Rent and leases	182	167	15
Other service expenses	284	367	(83)
Total acquisition of goods and services	**2,179**	**2,557**	**(378)**
% of Revenues	*42.0*	*43.4*	*(1.4)pp*

Employee benefits expenses

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
Employee benefits expenses - Italy	**683**	**748**	**(65)**
Ordinary employee expenses and costs	683	727	(44)
Expenses for mobility under Law 223/91	-	21	(21)
Employee benefits expenses – Outside Italy	**92**	**97**	**(5)**
Total employee benefits expenses	**775**	**845**	**(70)**
% of Revenues	*14.9*	*14.3*	*0.6pp*

Average salaried workforce

(equivalent number)	1st Quarter 2014	1st Quarter 2013	Change
Average salaried workforce – Italy	47,511	51,142	(3,631)
Average salaried workforce – Outside Italy	11,450	10,848	602
Total average salaried workforce [1]	**58,961**	**61,990**	**(3,029)**
Non-current assets held for sale - Sofora - Telecom Argentina group	15,653	15,924	(271)
Total average salaried workforce - including Non-current assets held for sale	**74,614**	**77,914**	**(3,300)**

(1) Includes employees with temp work contracts: 9 in the first quarter of 2014 (4 in Italy and 5 outside Italy). In the first quarter of 2013, the headcount was 53 (52 in Italy and 1 outside Italy).

Headcount at period-end

(number)	3/31/2014	12/31/2013	Change
Headcount – Italy	53,083	53,155	(72)
Headcount – Outside Italy	12,530	12,468	62
Total [1]	**65,613**	**65,623**	**(10)**
Non-current assets held for sale - Sofora - Telecom Argentina group	16,518	16,575	(57)
Total - including Non-current assets held for sale	**82,131**	**82,198**	**(67)**

(1) Includes employees with temp work contracts: 9 employees at March 31, 2014, and 4 at December 31, 2013.

Headcount at period-end – Breakdown by Business Unit

(number)	3/31/2014	12/31/2013	Change
Domestic (*)	53,302	53,377	(75)
Brazil	12,206	12,140	66
Media	84	84	-
Other Operations	21	22	(1)
Total	**65,613**	**65,623**	**(10)**

(*) Starting from this Interim Management Report, the Domestic Business Unit now includes the Olivetti group, in addition to Core Domestic and International Wholesale. The comparative period has been adjusted accordingly.

Other income

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
Late payment fees charged for telephone services	18	14	4
Recovery of employee benefit expenses, purchases and services rendered	8	11	(3)
Capital and operating grants	7	7	–
Damage compensation, penalties and sundry recoveries	10	8	2
Other income	41	14	27
Total	**84**	**54**	**30**

Other operating expenses

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
Write-downs and expenses in connection with credit management	83	111	(28)
Provision charges	18	27	(9)
TLC operating fees and charges	108	128	(20)
Indirect duties and taxes	31	38	(7)
Penalties, settlement compensation and administrative fines	13	9	4
Association dues and fees, donations, scholarships and traineeships	4	6	(2)
Sundry expenses	10	8	2
Total	**267**	**327**	**(60)**

Exchange rates used to translate the figures for the period of foreign operations (*)

	Period-end exchange rates (statements of financial position)		Average exchange rates for the period (income statements and statements of cash flows)	
(local currency against 1 euro)	3/31/2014	12/31/2013	1st Quarter 2014	1st Quarter 2013
USD U.S. dollar	1.37880	1.37910	1.36978	1.31998
BRL Brazilian real	3.12022	3.23068	3.23981	2.63739
ARS Argentine peso	11.03470	8.98914	10.39657	6.61552

(*) Source: data processed by the European Central Bank, Reuters and major Central Banks.

Events Subsequent to March 31, 2014

For details of subsequent events see the specific Note "Events Subsequent to March 31, 2014" in the Telecom Italia Group condensed consolidated financial statements at March 31, 2014.

Business Outlook for the Year 2014

The telecommunications market continues to be characterized by a decline in traditional services (voice and accesses) and an increase in innovative services (broadband and broadband enabled services). The combined effect of these trends is expected to cause a further overall decline in the domestic market, albeit more limited than that seen in 2013, and growth in the Brazil market.
In this environment, the Telecom Italia Group – as announced in the 2014 - 2016 Plan – will continue to defend its market share and invest in the development of its infrastructure, with a sharp increase in investment in innovation, particularly in Ultra Broadband, to maintain revenues from traditional services and promote revenue growth from innovative services, in accordance with the Group financial policies. At the same time, the Telecom Italia Group will continue its process of restructuring and efficiency improvement of its industrial processes with the aim of structurally reducing its running costs including through delayering and platforms' streamlining.

The initial results for 2014 confirm the cooling down and improvement in competition in the Mobile business, and an acceleration in the development of ultrabroadband services. However, the first months of the year have seen greater dilution of ARPU on traditional services on the domestic market, both Mobile and Fixed, due to the repositioning of the Customer Base towards bundle offers that will in any case allow – against a short-term reduction in profitability – greater stabilization of expenditure and churn in the medium to long term. On the Fixed market this trend is also dictated by the need to respond, with commercial pricing actions, to competitive pressure, which is higher than expected.
Despite these trends, which resulted in continued uncertainty regarding the stability of Revenues, a gradual recovery in operating performance is expected on the domestic market for the current year in keeping with the forecasts and dynamics of the Telecom Italia 2014-2016 three-year Plan, also due to the cost reduction and containment plans and actions.

Main risks and uncertainties

The business outlook for 2014 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group's control. In particular, our business is largely dependent on the evolution of the economic situation and the competitive environment in Italy and Brazil. The early months of this year – despite signs of improvement – continue to show a general situation of weakness and uncertainty in the markets in which the Group operates. It cannot therefore be ruled out that a deterioration of this scenario could have an adverse affect on our future business and that, as consequence, goodwill may be subject to impairment. For details of the main risks relating to the business activities of the Telecom Italia Group, see the description provided in the 2013 Annual Report.

Corporate Boards at March 31, 2014

Board of Directors

At March 31, 2014 the board of directors was composed of 11 Directors:

Chairman	Aldo Minucci
Chief Executive Officer	Marco Patuano
Directors	Tarak Ben Ammar
	Lucia Calvosa (independent)
	Massimo Egidi (independent)
	Jean Paul Fitoussi (independent)
	Gabriele Galateri di Genola
	Gaetano Micciché
	Renato Pagliaro
	Mauro Sentinelli (independent)
	Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

The following board committees were in place at March 31, 2014:
- **Executive Committee** - Chairman of the Board of Directors (Aldo Minucci), Chief Executive Officer, Directors Renato Pagliaro and Mauro Sentinelli;
- **Control and Risk Committee** - Jean Paul Fitoussi (who, following the resignation of its previous Chairman, Elio Cosimo Catania, who was not replaced, chairs the Committee meetings pursuant to the combined provisions of point 8.5 of the Corporate Governance Principles and art. 10.2 of the of the Company's Bylaws), Directors Lucia Calvosa, Mauro Sentinelli and Luigi Zingales;
- **Nomination and Remuneration Committee** - Directors Jean Paul Fitoussi (Chairman), Gabriele Galateri di Genola and Massimo Egidi.

The shareholders' meeting held on April 16, 2014 appointed the new board of directors of the Company, composed of 13 directors, with a three-year term of office, until the approval of the financial statements for the year ended December 31, 2016. The same shareholders' meeting also appointed Giuseppe Recchi as Chairman of the Company's board of directors.
On April 18, 2014, the board of directors appointed Marco Patuano as Chief Executive Officer of the Company.
As a result, the board of directors is now composed as follows:

Chairman	Giuseppe Recchi
Chief Executive Officer	Marco Patuano
Directors	Tarak Ben Ammar
	Davide Benello (independent)
	Lucia Calvosa (independent)
	Flavio Cattaneo (independent)
	Laura Cioli (independent)
	Francesca Cornelli (independent)
	Jean Paul Fitoussi
	Giorgina Gallo (independent)
	Denise Kingsmill (independent)
	Luca Marzotto (independent)
	Giorgio Valerio (independent)
Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Piazza degli Affari 2.

The curricula vitae of the members of the board of directors can be consulted on the Company's website at the following address: www.telecomitalia.com.

The board of directors also renewed the internal committees, without changing their duties, appointing the respective members as follows:

- **Control and Risk Committee -** the Directors: Lucia Calvosa (Chairman), Laura Cioli, Francesca Cornelli, Giorgina Gallo and Giorgio Valerio;
- **Nomination and Remuneration Committee -** the Directors: Davide Benello (Chairman), Flavio Cattaneo, Jean Paul Fitoussi and Denise Kingsmill.

Board of Statutory Auditors

The ordinary shareholders' meeting of May 15, 2012 appointed the Company's Board of Statutory Auditors with a term up to the approval of the financial statements for 2014.

At the shareholders' meeting of April 17, 2013, Roberto Capone formerly alternate auditor, was appointed acting auditor, after substituting for Sabrina Bruno who had resigned, and Fabrizio Riccardo Di Giusto was appointed alternate auditor. Their terms of office were aligned to those of the other members of the Board of Statutory Auditors.

At March 31, 2014, the board of statutory auditors was composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
	Gianluca Ponzellini
	Salvatore Spiniello
	Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
	Vittorio Mariani
	Franco Patti
	Fabrizio Riccardo Di Giusto

The curricula vitae of each member of the board of statutory auditors can be viewed online at the website www.telecomitalia.com.

Independent Auditors

The shareholders' meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

Manager responsible for preparing the Company's financial reports

At the meeting of April 18, 2014, the board of directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing Telecom Italia's financial reports.

Macro-Organization Chart at March 31, 2014


BOARD OF DIRECTORS
(*)
(*) Director Gabriele Galateri di Genola ensures the reconciliation with the Board of Directors
AUDIT DEPARTMENT
FEDERICO MAURIZIO d'ANDREA
COMPLIANCE DEPARTMENT
VALERIO CAVALLO
IT & SECURITY COMPLIANCE
ROBERTO MAZZILLI
MANAGING DIRECTOR
MARCO PATUANO
• TELECOM ITALIA FOUNDATION
CORPORATE SOCIAL RESPONSIBILITY
MARCELLA LOGLI
• Group Special Projects
Oscar Cicchetti
LEGAL AFFAIRS
ANTONINO CUSIMANO
PUBLIC & REGULATORY AFFAIRS
FRANCO BRESCIA
BUSINESS TRANSFORMATION & QUALITY
PIETRO LABRIOLA
ADMNISTRATION, FINANCE AND CONTROL
PIERGIORGIO PELUSO
• TI MEDIA
• TELECOM ARGENTINA
PEOPLE VALUE
MARIO DI LORETO
• HR SERVICES
BUSINESS SUPPORT OFFICER
PAOLO VANTELLINI
SECURITY
DAMIANO TOSELLI
PRESS OFFICE & OPINION MAKERS RELATIONS
CARLO DE MARTINO
STRATEGY & INNOVATION
a. i. MARCO PATUANO
BRAND STRATEGY & MEDIA
CARLOTTA VENTURA
NATIONAL WHOLESALE SERVICES
ALESSANDRO TALOTTA
• TI SPARKLE
• TI SAN MARINO
CONSUMER
LUCA ROSSETTO
BUSINESS
SIMONE BATTIFERRI
• OLIVETTI
• TI DIGITAL SOLUTIONS
CARING SERVICES DIVISION
STEFANO CIURLI
• TELECONTACT CENTER
TECHNOLOGY
GIUSEPPE ROBERTO OPILIO
CHIEF INFORMATION OFFICER
GIANLUCA PANCACCINI
• TI INFORMATION TECHNOLOGY
PRESIDÊNCIA TIM PARTICIPAÇÕES
RODRIGO ABREU

On April 18, 2014 the new organizational structure of the Telecom Italia Group was finalized, as shown below:



BOARD OF DIRECTORS
COMPLIANCE DEPARTMENT
V. CAVALLO
IT & SECURITY COMPLIANCE
R. MAZZILLI
AUDIT DEPARTMENT
F. M D'ANDREA
CHAIRMAN
GIUSEPPE RECCHI
CORPORATE SOCIAL RESPONSIBILITY
M. LOGLI
• TELECOM ITALIA FOUNDATION
• Chairman Office
PRESS OFFICE & OPINION MAKERS RELATIONS
C. DE MARTINO
PUBLIC & REGULATORY AFFAIRS
F. BRESCIA
LEGAL AFFAIRS
A. CUSIMANO
MANAGING DIRECTOR
MARCO PATUANO
• Group Special Projects
Oscar Cicchetti
BUSINESS TRANSFORMATION & QUALITY
P. LABRIOLA
ADMNISTRATION, FINANCE AND CONTROL
P. PELUSO
• TI MEDIA
• TELECOM ARGENTINA
BUSINESS SUPPORT OFFICER
P. VANTELLINI
SECURITY
D. TOSELLI
PEOPLE VALUE
M. DI LORETO
• HR SERVICES
STRATEGY & INNOVATION
A. I. M. PATUANO
BRAND STRATEGY & MEDIA
C. VENTURA
NATIONAL WHOLESALE SERVICES
A. TALOTTA
• TI SPARKLE
• TI SAN MARINO
CONSUMER
L. ROSSETTO
BUSINESS
S. BATTIFERRI
• OLIVETTI
• TI DIGITAL SOLUTIONS
CARING SERVICES DIVISION
S. CIURLI
• TELECONTACT CENTER
TECHNOLOGY
G.R. OPILIO
CHIEF INFORMATION OFFICER
G. PANCACCINI
• TI INFORMATION TECHNOLOGY
PRESIDÊNCIA TIM PARTICIPAÇÕES
R. ABREU

Information for Investors

Telecom Italia S.p.A. Share Capital at March 31, 2014

Share capital	10,693,740,302.30 euros
Number of ordinary shares (without nominal value)	13,417,043,525
Number of savings shares (without nominal value)	6,026,120,661
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on March 2014 average prices)	15,025 million euros

Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at March 31, 2014, supplemented by communications received and other available sources of information (ordinary shares):


TELECOM ITALIA GROUP
1.21%
ITALIAN INSTITUTIONAL COMPANIES
3.83%
TELCO
22.39%
OTHER FOREIGN SHAREHOLDERS
0.07%
FOREIGN INSTITUTIONAL COMPANIES
51.42%
OTHER ITALIAN SHAREHOLDERS
15.80%
FOREIGN COMPANIES
4.44%
ITALIAN COMPANIES
0.84%

The shareholders of Telco (whose capital with voting rights at the date of March 31, 2014 was as follows: Generali Group - 30.58%; Mediobanca S.p.A. - 11.62%; Intesa Sanpaolo S.p.A. - 11.62%; Telefónica S.A. - 46.18%) signed a Shareholders' Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122. The description of the basic contents of the agreement is contained in the Report on the Corporate Governance and Share Ownership Structure, posted on the website: www.telecomitalia.com.

Major Holdings in Share Capital

At March 31, 2014, taking into account the entries in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, article 120, and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital were as follows:

Holder	Type of ownership	Percentage of ownership
Telco S.p.A.	Direct	22.39%
Findim Group S.A.	Direct	5.00%

It is also noted that on March 12, 2014, Blackrock Inc. communicated to Consob that, as an asset management company, it indirectly held a quantity of ordinary shares equal to 4.81% of total Telecom Italia S.p.A. ordinary shares.

Common Representatives

- The special meeting of the savings shareholders held on May 22, 2013 elected Dario Trevisan as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2015).
- By decree of April 11, 2014, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by decree of March 7, 2011) as the common representative of the bondholders for the "Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired", with a mandate for the three-year period 2014-2016.
- By decree of October 18, 2012, the Milan Court confirmed Francesco Pensato as the common representative of the bondholders for the "Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent Notes due 2019", with a mandate for the three-year period 2012-2014.

Performance of the Stocks of the Major Companies in the Telecom Italia Group

Relative performance from January 1, 2014 to March 31, 2014

Telecom Italia S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx TLC Indexes

Chart based on Telecom Italia ord. share price of EUR 0.7119 at January 2, 2014 – Stock market prices. Source: Reuters



Telecom Italia Media S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx Media Indexes

Chart based on Telecom Italia Media ord. share price of EUR 0.1231 at January 2, 2014 – Stock market prices. Source: Reuters.



**Tim Participações S.A. vs. BOVESPA Index
(in Brazilian reais)**

Chart based on Tim Participações ord. share price BRL 12.12
at January 2, 2014 – Stock market prices. Source: Reuters.



Telecom Italia S.p.A. ordinary and savings
shares and Tim Participações S.A. ordinary shares are listed on the New York Stock Exchange (NYSE).
The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom
Italia S.p.A. ordinary shares and 10 savings shares and 5 Tim Participações S.A. ordinary shares.

Rating at March 31, 2014

At March 31, 2014, the three rating agencies — Standard & Poor's, Moody's and Fitch Ratings — rated
Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR'S	BB+	Negative
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB -	Negative

Waiver of the obligation to publish disclosure documents for extraordinary operations

On January 17, 2013, the board of directors of Telecom Italia S.p.A. resolved to exercise the option, as
per article 70 (8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to
publish disclosure documents in the event of significant operations such as mergers, demergers, capital
increases by means of the transfer of assets in kind, acquisitions and disposals.

Significant Non Recurring Events and Transactions

The effect of non-recurring events and transactions on the results of the Telecom Italia Group is set out below.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1st Quarter 2014	1st Quarter 2013
Acquisition of goods and services, other operating expenses, change in inventories:		
Sundry expenses	–	(1)
Employee benefits expenses:		
Restructuring expenses	–	(21)
Impact on EBITDA	**–**	**(22)**
Gains (losses) on non-current assets:		
Gains on disposals of non-current assets	38	–
Impairment reversals (losses) on non-current assets:		
Provision connected with the sale of La 7 S.r.l.	–	(105)
Impact on EBIT	**38**	**(127)**
Other income (expenses) from investments:		
Fair value measurement of the investment in Trentino NGN S.r.l.	11	–
Impact on profit (loss) before tax from continuing operations	**49**	**(127)**
Effect on income taxes on non-recurring items	(17)	6
Impact on profit (loss) for the period	**32**	**(121)**

Positions or transactions resulting from atypical and/or unusual operations

In the first quarter of 2014 the Telecom Italia Group did not undertake any atypical and/or unusual transactions, as defined in Consob Communication DEM/6064293 of July 28, 2006.

Alternative Performance Measures

In this Interim Report at March 31, 2014 of the Telecom Italia Group, in addition to the conventional financial performance measures required by IFRS, a series of *alternative performance measures* are presented for the purposes of providing a better understanding of results from operations and the financial position. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

- **EBITDA:** this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to **EBIT**. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+ Finance expenses
- Finance income
+/- Other expenses (income) from investments
+/- Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/- Impairment losses (reversals) on non-current assets
+/- Losses (gains) on disposals of non-current assets
+ Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

- **Organic change in Revenues, EBITDA and EBIT**: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences. In particular, starting from this Interim Management Report, Telecom Italia has revised the method for calculating the organic change in revenues, EBITDA and EBIT, no longer including non-organic income/expenses in that calculation. As noted above, organic changes now include only the effects of the change in the scope of consolidation and of exchange differences. Figures for the periods under comparison have been reclassified accordingly.

  Telecom Italia believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Interim Management Report provides a reconciliation between the "reported figure" and the "comparable" figure.

- **Net Financial Debt:** Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Interim Management Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

  To better represent the real performance of Net Financial Debt, in addition to the usual indicator (renamed "Net financial debt carrying amount"), "Adjusted net financial debt" is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	**Gross financial debt**
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	**Financial assets**
C=(A - B)	**Net financial debt carrying amount**
D)	**Reversal of fair value measurement of derivatives and related financial assets/liabilities**
E=(C + D)	**Adjusted net financial debt**



Telecom Italia Group
Condensed
Consolidated Financial
Statements
at March 31, 2014

Contents

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014

Consolidated Statements of Financial Position

Assets

(millions of euros)	note	3/31/2014	12/31/2013
Non-current assets			
Intangible assets			
Goodwill	4)	29,984	29,932
Other intangible assets	5)	6,180	6,280
		36,164	**36,212**
Tangible assets	6)		
Property, plant and equipment owned		12,182	12,299
Assets held under finance leases		887	920
		13,069	**13,219**
Other non-current assets			
Investments in associates and joint ventures accounted for using the equity method		35	65
Other investments		46	42
Non-current financial assets		1,340	1,256
Miscellaneous receivables and other non-current assets		1,697	1,607
Deferred tax assets		983	1,039
		4,101	**4,009**
Total Non-current assets	**(a)**	**53,334**	**53,440**
Current assets			
Inventories		392	365
Trade and miscellaneous receivables and other current assets		5,921	5,389
Current income tax receivables		36	123
Current financial assets			
Securities other than investments, financial receivables and other current financial assets		1,646	1,631
Cash and cash equivalents		3,945	5,744
		5,591	**7,375**
Current assets sub-total		**11,940**	**13,252**
Discontinued operations/Non-current assets held for sale	7)		
of a financial nature		508	657
of a non-financial nature		2,500	2,871
		3,008	**3,528**
Total Current assets	**(b)**	**14,948**	**16,780**
Total Assets	**(a+b)**	**68,282**	**70,220**

Equity and Liabilities

(millions of euros)	note	3/31/2014	12/31/2013
Equity	8)		
Share capital issued		10,693	10,693
less: treasury shares		(89)	(89)
Share capital		**10,604**	**10,604**
Paid-in capital		1,704	1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		5,035	4,753
Equity attributable to owners of the Parent		**17,343**	**17,061**
Equity attributable to Non-controlling interests		3,038	3,125
Total Equity	**(c)**	**20,381**	**20,186**
Non-current liabilities			
Non-current financial liabilities	9)	31,040	31,084
Employee benefits		894	889
Deferred tax liabilities		281	234
Provisions		706	699
Miscellaneous payables and other non-current liabilities		766	779
Total Non-current liabilities	**(d)**	**33,687**	**33,685**
Current liabilities			
Current financial liabilities	9)	5,182	6,119
Trade and miscellaneous payables and other current liabilities		7,699	8,649
Current income tax payables		52	20
Current liabilities sub-total		**12,933**	**14,788**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	7)		
of a financial nature		27	27
of a non-financial nature		1,254	1,534
		1,281	1,561
Total Current Liabilities	**(e)**	**14,214**	**16,349**
Total Liabilities	**(f=d+e)**	**47,901**	**50,034**
Total Equity and Liabilities	**(c+f)**	**68,282**	**70,220**

Separate Consolidated Income Statements

(millions of euros)	1st Quarter 2014	1st Quarter 2013
Revenues	**5,188**	**5,889**
Other income	84	54
Total operating revenues and other income	**5,272**	**5,943**
Acquisition of goods and services	(2,179)	(2,557)
Employee benefits expenses	(775)	(845)
Other operating expenses	(267)	(327)
Change in inventories	23	50
Internally generated assets	126	138
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**2,200**	**2,402**
Depreciation and amortization	(1,070)	(1,149)
Gains (losses) on disposals of non-current assets	37	6
Impairment reversals (losses) on non-current assets	–	(105)
Operating profit (loss) (EBIT)	**1,167**	**1,154**
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(5)	–
Other income (expenses) from investments	11	–
Finance income	366	732
Finance expenses	(1,051)	(1,244)
Profit (loss) before tax from continuing operations	**488**	**642**
Income tax expense	(254)	(291)
Profit (loss) from continuing operations	**234**	**351**
Profit (loss) from Discontinued operations/Non-current assets held for sale	133	97
Profit (loss) for the period	**367**	**448**
Attributable to:		
Owners of the Parent	**222**	**364**
Non-controlling interests	145	84

(euro)	1st Quarter 2014	1st Quarter 2013
Earnings per share:		
Basic and Diluted Earnings Per Share (EPS)		
Ordinary Share	0.02	0.02
Savings Share	0.03	0.03
of which:		
from Continuing operations		
Ordinary Share	0.01	0.01
Savings Share	0.02	0.02
from Discontinued operations/Non-current assets held for sale		
Ordinary Share	0.01	0.01
Savings Share	0.01	0.01

Consolidated Statements of Comprehensive Income

Note 8

(millions of euros)		1st Quarter 2014	1st Quarter 2013
Profit (loss) for the period	**(a)**	**367**	**448**
Other components of the Consolidated Statements of Comprehensive Income:			
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements			
Remeasurements of employee defined benefit plans (IAS 19):			
Actuarial gains (losses)		–	–
Net fiscal impact		–	–
	(b)	**–**	**–**
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	–
Net fiscal impact		–	–
	(c)	**–**	**–**
Total other components that subsequently will not be reclassified in the separate consolidated income statements	**(d=b+c)**	**–**	**–**
Other components that subsequently will be reclassified in the Separate Consolidated Income Statements			
Available-for-sale financial assets:			
Profit (loss) from fair value adjustments		24	(10)
Loss (profit) transferred to the Separate Consolidated Income Statement		(6)	(1)
Net fiscal impact		(3)	1
	(e)	**15**	**(10)**
Hedging instruments:			
Profit (loss) from fair value adjustments		(26)	102
Loss (profit) transferred to the Separate Consolidated Income Statement		2	(71)
Net fiscal impact		4	(8)
	(f)	**(20)**	**23**
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		(175)	276
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		–	–
Net fiscal impact		–	–
	(g)	**(175)**	**276**
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	1
Loss (profit) transferred to the Separate Consolidated Income Statement		–	–
Net fiscal impact		–	–
	(h)	**–**	**1**
Total other components that will be reclassified subsequently in the Separate Consolidated Income Statements	**(i=e+f+g+h)**	**(180)**	**290**
Total other components of the Consolidated Statements of Comprehensive Income	**(k=d+i)**	**(180)**	**290**
Total comprehensive income (loss) for the period	**(a+k)**	**187**	**738**
Attributable to:			
Owners of the Parent		**280**	**587**
Non-controlling interests		(93)	151

Consolidated Statements of Changes in Equity

Changes in equity from January 1, 2013 to March 31, 2013

(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total Equity
					Equity attributable to owners of the Parent						
Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012
Changes in equity during the period:											
Dividends approved									–	(5)	**(5)**
Total comprehensive income (loss) for the period			(10)	23	209		1	364	**587**	151	**738**
Effect of equity transactions of TI Media								(23)	**(23)**	23	–
Other changes								1	**1**	12	**13**
Balance at March 31, 2013	10,604	1,704	33	(360)	713	154	–	7,095	19,943	3,815	23,758

Changes in Equity from January 1, 2014 to March 31, 2014   Note 8

(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total Equity
					Equity attributable to owners of the Parent						
Balance at December 31, 2013	10,604	1,704	39	(561)	(377)	132	–	5,520	17,061	3,125	20,186
Changes in equity during the period:											
Dividends approved									–	(12)	**(12)**
Total comprehensive income (loss) for the period			15	(20)	63			222	**280**	(93)	**187**
Other changes								2	**2**	18	**20**
Balance at March 31, 2014	10,604	1,704	54	(581)	(314)	132	–	5,744	17,343	3,038	20,381

Consolidated Statements of Cash Flows

(millions of euros)	note	1st Quarter 2014	1st Quarter 2013
Cash flows from operating activities:			
Profit (loss) from continuing operations		234	351
Adjustments for:			
Depreciation and amortization		1,070	1,149
Impairment losses (reversals) on non-current assets (including investments)		–	105
Net change in deferred tax assets and liabilities		105	164
Losses (gains) realized on disposals of non-current assets (including investments)		(38)	(6)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		5	–
Change in provisions for employee benefits		(5)	11
Change in inventories		(27)	(56)
Change in trade receivables and net amounts due from customers on construction contracts		(77)	209
Change in trade payables		(496)	(971)
Net change in current income tax receivables/payables		117	55
Net change in miscellaneous receivables/payables and other assets/liabilities		(347)	(393)
Cash flows from (used in) operating activities	**(a)**	**541**	**618**
Cash flows from investing activities:			
Purchase of intangible assets on an accrual basis	5)	(309)	(377)
Purchase of tangible assets on an accrual basis	6)	(375)	(389)
Total purchase of intangible and tangible assets on an accrual basis		(684)	(766)
Change in amounts due to fixed asset suppliers		(569)	(479)
Total purchase of intangible and tangible assets on a cash basis		(1,253)	(1,245)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(9)	–
Acquisitions/disposals of other investments		–	–
Change in financial receivables and other financial assets		(110)	41
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		–	–
Proceeds from sale/repayment of intangible, tangible and other non-current assets		74	25
Cash flows from (used in) investing activities	**(b)**	**(1,298)**	**(1,179)**
Cash flows from financing activities:			
Change in current financial liabilities and other		65	(219)
Proceeds from non-current financial liabilities (including current portion)		1,094	966
Repayments of non-current financial liabilities (including current portion)		(2,108)	(1,307)
Share capital proceeds/reimbursements (including subsidiaries)		–	–
Dividends paid		–	–
Changes in ownership interests in consolidated subsidiaries		–	–
Cash flows from (used in) financing activities	**(c)**	**(949)**	**(560)**
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	**(d)** 7)	**(190)**	**117**
Aggregate cash flows	**(e=a+b+c+d)**	**(1,896)**	**(1,004)**
Net cash and cash equivalents at beginning of the period	**(f)**	**6,296**	**7,397**
Net foreign exchange differences on net cash and cash equivalents	**(g)**	**(84)**	**58**
Net cash and cash equivalents at end of the period	**(h=e+f+g)**	**4,316**	**6,451**

Additional Cash Flow Information

(millions of euros)	1st Quarter 2014	1st Quarter 2013
Income taxes (paid) received	(16)	(50)
Interest expense paid	(873)	(809)
Interest income received	158	134
Dividends received	–	–

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Quarter 2014	1st Quarter 2013
Net cash and cash equivalents at beginning of the period		
Cash and cash equivalents - from continuing operations	5,744	6,947
Bank overdrafts repayable on demand – from continuing operations	(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	6,296	**7,397**
Net cash and cash equivalents at end of the period		
Cash and cash equivalents - from continuing operations	3,945	5,870
Bank overdrafts repayable on demand – from continuing operations	(55)	(25)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	426	606
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	4,316	**6,451**

Note 1
Form, content and other general information

Form and content

Telecom Italia (the "**Parent**") and its subsidiaries form the "Telecom Italia Group" or the "Group".
Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.
The registered offices of the Parent Telecom Italia are located in Milan at Piazza degli Affari 2, Italy.
The duration of the company, as stated in the Company's Bylaws, extends until December 31, 2100.
The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.
The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.
The Telecom Italia Group condensed consolidated financial statements at March 31, 2014 have been prepared on a going concern basis (for further details see the Note "Accounting policies") and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and approved by the European Union (designated as "**IFRS**"), as well as the laws and regulations in force in Italy.
Specifically, the Telecom Italia Group condensed consolidated financial statements at March 31, 2014 have been prepared in compliance with IAS 34 (*Interim Reports*) and, as permitted by this standard, do not include all the information required in the annual consolidated financial statements. Therefore, these financial statements must be read in conjunction with the Telecom Italia Group consolidated financial statements for 2013.
For purposes of comparison, the consolidated statement of financial position at December 31, 2013, the separate consolidated income statement and the consolidated statement of comprehensive income for the first quarter 2013, as well as the consolidated statement of cash flows and the consolidated statement of changes in equity for the first quarter of 2013 have been presented. Furthermore, following the classification of the Sofora - Telecom Argentina group as discontinued operations starting from the last quarter of 2013, the separate consolidated income statement and the consolidated statement of cash flows for the first quarter of 2013 have been restated accordingly.
The Telecom Italia Group condensed consolidated financial statements are expressed in euro, rounded to the nearest million, unless otherwise indicated.
Publication of the Telecom Italia Group condensed consolidated financial statements for the period ended March 31, 2014 was approved by resolution of the board of directors' meeting held on May 12, 2014.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

- the **consolidated statement of financial position** has been prepared by classifying assets and liabilities according to the "current and non-current" criterion;
- the **separate consolidated income statement** has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference.
  In addition to EBIT or Operating profit (loss), the separate consolidated income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.
  In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It

represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations	
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)	
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	

- the **consolidated statement of comprehensive income** includes the profit (loss) for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;
- the **consolidated statement of cash flows** has been prepared by presenting cash flows from operating activities according to the "indirect method", as permitted by IAS 7 (*Statement of Cash Flows*).

Segment Reporting

An operating segment is a component of an entity:
- that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
- whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources (for Telecom Italia the Board of Directors) to be allocated to the segment and assess its performance; and
- for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location for the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments. Additionally, following the inclusion of the Sofora – Telecom Argentina group under Discontinued operations in the fourth quarter of 2013, the Argentina Business Unit is no longer shown.
The term "operating segment" is considered synonymous with "Business Unit".
The operating segments of the Telecom Italia Group are as follows:

- **Domestic:** includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of the Olivetti group (office products and services for Information Technology), as well as the relative support activities. Since the first quarter of 2014 the operations of Olivetti group have been consolidated under the Domestic Business Unit. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating of its products and services offered by Telecom Italia in the domestic market. Accordingly, the figures for the corresponding period of the previous year have been reclassified on a consistent basis;
- **Brazil**: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;
- **Media**: performs network operator activities through Telecom Italia Media Broadcasting;
- **Other Operations**: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Note 2
Accounting policies

Going concern

The condensed consolidated financial statements at March 31, 2014 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).
In particular, consideration has been given to the following factors, which Management believes, at this time, are not such as to generate doubts as to the Group's ability to continue as a going concern:

- the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:
    - changes in the general macroeconomic situation in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;
    - variations in business conditions;
    - changes to laws and regulations (price and rate variations);
    - outcomes of disputes and litigations with regulatory authorities, competitors and other parties;
    - financial risks (interest rate and/or exchange rate trends, changes in credit rating by rating agencies);
- the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, as described in the paragraph "Share capital information" under the Note "Equity" in the annual consolidated financial statements at December 31, 2013;
- the policy for financial risk management (market risk, credit risk and liquidity risk), as described in the Note "Financial risk management" in the annual consolidated financial statements at December 31, 2013.

Accounting policies and principles of consolidation

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at March 31, 2014 are the same as those adopted in the Telecom Italia Group annual consolidated financial statements at December 31, 2013, to which reference can be made, except for:
- the use of the new standards/interpretations adopted by the Group since January 1, 2014, described below;
- the adjustments required by the nature of the interim measurements.

Furthermore, in the condensed consolidated financial statements at March 31, 2014, income tax expense for the period of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (limited to those for which refunds have not been requested), as well as deferred tax assets, and classified in "Deferred tax liabilities". If that balance is an asset, it is conventionally recognized in "Deferred tax assets".

Use of estimates

The preparation of the condensed consolidated financial statements at March 31, 2014 and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and scenarios considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.
In relation to the most important accounting estimates, reference should be made to the information provided in the annual consolidated financial statements at December 31, 2013.

New Standards and Interpretations endorsed by EU in force from January 1, 2014

In accordance with IAS 8 *(Accounting Policies, Changes in Accounting Estimates and Errors),* the IFRS in force starting from January 1, 2014 are indicated and briefly illustrated below.

- **Amendments to IAS 32** *(Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities)*
  On December 13, 2012, Regulation EU no. 1256-2012 was issued, applying several amendments made by the IASB to IAS 32 *Financial Instruments: Presentation*, to clarify the application of certain criteria for offsetting financial assets and liabilities set out in IAS 32. The amendments to IAS 32 must be adopted retrospectively from January 1, 2014. The adoption of these amendments had no impact on the condensed consolidated financial statements at March 31, 2014.

- **Amendments to IAS 36** *(Disclosures on the recoverable amount of non-financial assets)*
  On December 19, 2013, Regulation EU no. 1374-2013 was issued, applying several amendments to IAS 36 *Impairment of Assets*, entitled *Disclosures on the recoverable amount of non-financial assets (Amendments to IAS 36)* at EU level. These amendments govern the disclosure to be provided on the recoverable amount of impaired assets, if that amount is based on the fair value less costs to sell. Those amendments must be adopted retrospectively from January 1, 2014. The adoption of the amendments had no impact on the disclosure provided in these condensed consolidated financial statements.

- **Amendments to IAS 39** *(Novation of derivatives and continuation of hedge accounting)*
  On December 19, 2013 Regulation EU no. 1375-2013 was issued, applying an amendment to IAS 39 *Financial Instruments: Recognition and Measurement*, entitled *Novation of derivatives and continuation of hedge accounting (Amendments to IAS 39)*. The amendments permit the continuation of hedge accounting in the event that a hedging derivative is novated as a result of the application of laws or regulations, in order to replace the original counterpart to guarantee the fulfillment of the obligation undertaken and if specific conditions are met. This amendment will also be included in IFRS 9 *Financial Instruments*. Said amendments must be adopted retrospectively from January 1, 2014. The adoption of these amendments had no impact on the condensed consolidated financial statements at March 31, 2014.

New Standards and Interpretations issued by the IASB but not yet endorsed by the EU

- **IFRIC 21 (*Levies*)**

  In May 2013 the IASB issued IFRIC 21 *Levies*, an interpretation of IAS 37 *Provisions, Contingent Liabilities and Contingent Assets.* This interpretation provides guidance about the recognition of liabilities for the payment of levies other than income tax expense. IFRIC 21 must be applied from January 1, 2014. No significant effects are expected from the first-time application of IFRIC 21.

- **Other Standards and Interpretations issued by the IASB but not yet endorsed by the EU**

	Mandatory application starting from:
Amendments to IAS 19: Employee Contributions to Defined Benefit Plans	1/1/2015
Improvements to the IFRS (2010–2012 cycle)	1/1/2015
Improvements to the IFRS (2011-2013 cycle)	1/1/2015
IFRS 14 (Regulatory Deferral Accounts)	1/1/2016
Accounting for the acquisition of interests in joint operations (Amendments to IFRS 11 – Joint Arrangements)	1/1/2016
IFRS 9 (Financial Instruments) and subsequent amendments	N.A.

The potential impacts arising from their application on the consolidated financial statements are currently being assessed.

Note 3
Scope of consolidation

The changes in the scope of consolidation at March 31, 2014 compared to December 31, 2013 are listed below.

Continuing operations:

Entry of companies in the scope of consolidation:

Company		Business Unit	Month
TRENTINO NGN S.R.L	Acquisition of control	Domestic	February 2014

Discontinued operations/Non-current assets held for sale

Exit of companies from the scope of consolidation:

Company		Business Unit	Month
SPRINGVILLE S.A.	sold	Argentina	February 2014

The breakdown by number of subsidiaries and associates of the Telecom Italia Group is as follows:

Companies:	3/31/2014		
	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	39	61	100
associates accounted for using the equity method	13	-	13
Total companies	**52**	**61**	**113**

Companies:	12/31/2013		
	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	38	62	100
associates accounted for using the equity method	14	-	14
Total companies	**52**	**62**	**114**

Companies:	3/31/2013		
	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	41	61	102
associates accounted for using the equity method	15	-	15
Total companies	**56**	**61**	**117**

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Note 4
Goodwill

Goodwill shows the following breakdown and changes during the first three months of 2014:

(millions of euros)	12/31/2013	Increase	Decrease	Impairments	Exchange differences	3/31/2014
Domestic	28,443					28,443
Core Domestic	28,028	3				28,031
International Wholesale	415		(3)			412
Brazil	1,468				52	1,520
Media	21					21
Other Operations	–					–
Total	29,932	–	–	–	52	29,984

The increases and decreases, relating respectively to Core Domestic and International Wholesale, are connected to the assignment of a portion of goodwill following the transfer by Telecom Italia Sparkle S.p.A. to Telecom Italia S.p.A. of the entire investment held in Telecom Italia San Marino.

The increase of 52 million euros is due to exchange differences relating to the goodwill of the Brazil Business Unit.

In accordance with IAS 36, goodwill is not amortized, but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. At March 31, 2014, Telecom Italia's market capitalization, as already noted at December 31, 2013, was less than the Equity value. The Company therefore repeated the impairment testing. This process did not identify any impairment loss, at March 31, 2014, as the estimate of the recoverable amount of all the CGUs examined was higher than their carrying amount.

The impairment test at March 31, 2014 was carried out on two levels. At a first level, an estimate was made of the recoverable amount of the individual Cash Generating Units (or groups of units) to which goodwill is allocated and at a second level the group was considered as a whole.

The Cash Generating Units (or groups of units) to which goodwill has been allocated are the following:

Segment	Cash Generating Units (or groups of units)
Domestic	Core Domestic
	International Wholesale
Brazil	Tim Brasil group
Media	Telecom Italia Media group

The value used to determine the recoverable amount of the Cash Generating Units (or groups of units) to which goodwill has been allocated is the value in use for the CGUs of the Domestic segment; the recoverable amount of the Brazil and Media CGUs is instead based on market capitalization (fair value).
For the Core Domestic and International Wholesale CGUs the formal estimate of recoverable amount has been made using the same method adopted for the annual impairment test at December 31, 2013, updating the related inputs (expected earnings flows, cost of capital, long-term growth rate, capital expenditure rate).
The main variables that had a significant influence on the value in use, for the two CGUs for which this value is used (Core Domestic and International Wholesale), are detailed in the table below:

Core Domestic	International Wholesale
EBITDA Margin (EBITDA/revenues) during the period of the plan	EBITDA Margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditure rate (capex/revenues)	Capital expenditure rate (capex/revenues)
Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate

The estimate of the value in use for the CGUs examined is based on the forecast for 2014 and the Industrial Plan forecast.

The nominal growth rates used to estimate the terminal value are the following:

Core Domestic	International Wholesale
+0.0%	+0.0%

In particular, the growth rates for the CGUs of the Domestic segment are in line with the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be gathered from the reports published after the presentation of the industrial plan).
Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain that growth, for the estimate of the earnings flow to be capitalized, a level of capital expenditure (capex/revenues) of the Core Domestic CGU in line with the median of the analysts' terminal year forecasts was used.

The cost of capital was estimated by considering the following:
- the criterion applied was the Capital Asset Pricing Model – CAPM estimate (the criterion used by the Group to estimate the value in use referred to in Annex A of IAS 36);
- in the case of International Wholesale, a "full equity" financial structure was considered since it is representative of the normal financial structure of the business; for the Core Domestic CGU, a Group target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia;
- the Beta coefficient for the Core Domestic CGU and the International Wholesale CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia, adjusted to take into account the financial structure (Core Domestic CGU beta coefficient = 1.22; International Wholesale CGU beta coefficient = 0.76 (unlevered beta));
- for the Core Domestic CGU a base estimate of weighted average cost of capital (WACC) was used.

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the related capitalization rates (WACC–g) have been estimated for each Cash Generating Unit as follows:

	Core Domestic %	International Wholesale %
WACC post-tax	7.99	8.22
WACC post-tax – g	7.99	8.22
WACC pre-tax	11.57	12.03
WACC pre-tax – g	11.57	12.03

The recoverable amount of all the CGUs at March 31, 2014 was higher than the carrying amount of operating capital.

With regard to the Core Domestic and International Wholesale CGUs, given that their recoverable amount is essentially in line with their carrying amount, for the purposes of the sensitivity analysis it should be noted that a negative change in the main key variables listed above would have resulted in an impairment loss.

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the financial Cash Generating Units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the Cash Generating Units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments post-first level impairment testing. No impairment losses were identified at this additional level of impairment testing.

Note 5
Other intangible assets

Other intangible assets decreased 100 million euros compared to December 31, 2013. Details on the composition and changes are as follows:

(millions of euros)	12/31/2013	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	3/31/2014
Industrial patents and intellectual property rights	2,332	112	(325)			30	102	2,251
Concessions, licenses, trademarks and similar rights	3,394	5	(89)			22	2	3,334
of which Licenses with an indefinite useful life	–							–
Other intangible assets with a finite useful life	257	18	(51)			1	(1)	224
Work in progress and advance payments	297	174				2	(102)	371
Total	**6,280**	**309**	**(465)**	**–**	**–**	**55**	**1**	**6,180**

Additions in the first three months of 2014 also include 64 million euros of internally generated assets (73 million euros in the first three months of 2013).

Industrial patents and intellectual property rights at March 31, 2014 essentially consisted of applications software purchased outright and user license rights acquired, and relate to Telecom Italia S.p.A. (1,348 million euros) and the Brazil Business Unit (870 million euros).

Concessions, licenses, trademarks and similar rights at March 31, 2014 mainly related to:
- unamortized cost of telephone licenses and similar rights (2,294 million euros for Telecom Italia S.p.A. and 501 million euros for the Brazil Business Unit);
- Indefeasible Rights of Use - IRU (253 million euros) mainly relate to companies of the Telecom Italia Sparkle group (International Wholesale);
- TV frequencies of the Media Business Unit (101 million euros). The expiry of the user licenses for the frequencies used for digital terrestrial transmission was rescheduled as a result of their definitive assignment up to 2032. Accordingly, the amortization period will end in that year instead of in 2028, without significant impacts on either the current or future periods.

Other intangible assets with a finite useful life at March 31, 2014 essentially consisted of 198 million euros of capitalized subscriber acquisition costs (SAC) connected with certain commercial deals offered by Telecom Italia S.p.A..

Note 6
Tangible assets
(owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owned decreased 117 million euros compared to December 31, 2013. Details on the composition and changes are as follows:

(millions of euros)	12/31/2013	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	3/31/2014
Land	135				(3)			132
Buildings (civil and industrial)	380	1	(11)		(34)	1	1	338
Plant and equipment	10,594	216	(515)		(2)	76	261	10,630
Manufacturing and distribution equipment	41	1	(4)				1	39
Other	454	5	(44)		(1)	6	38	458
Construction in progress and advance payments	695	148				5	(263)	585
Total	12,299	371	(574)	–	(40)	88	38	12,182

Additions in the first three months of 2014 also include 62 million euros of internally generated assets (65 million euros in the first three months of 2013).

Net other changes were essentially attributable to the effects of the acquisition of the controlling stake in Trentino NGN S.r.l. on February 28, 2014.

Assets held under finance leases

Assets held under finance leases decreased 33 million euros compared to December 31, 2013. Details on the composition and changes are as follows:

(millions of euros)	12/31/2013	Additions	Depreciation	Other changes	3/31/2014
Buildings (civil and industrial)	883	2	(30)	7	862
Other	5		(1)		4
Construction in progress and advance payments	32	2		(13)	21
Total	920	4	(31)	(6)	887

Note 7
Discontinued operations/Non-current assets held for sale

Starting from the fourth quarter of 2013 the Sofora - Telecom Argentina group has been classified as discontinued operations. Accordingly, the related figures are classified under "Discontinued operations/Non-current assets held for sale" and "Liabilities directly associated with Discontinued operations/Non-current assets held for sale" in the consolidated statement of financial position.

Agreements for the disposal of the Sofora – Telecom Argentina group

On November 13, 2013, the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group, was accepted by Telecom Italia S.p.A. and its subsidiaries Telecom Italia International and Tierra Argentea, for a total amount of USD 960 million.
In implementation of the above-mentioned agreements, on December 10, 2013, the class B shares of Telecom Argentina and the class B shares of Nortel owned by Tierra Argentea were sold for total amount of USD 108.7 million. As a result, the Telecom Italia Group's economic interest in Telecom Argentina has now been reduced to 19.3% (22.7% at December 31, 2012).
Conversely, obtaining the necessary authorizations is the condition precedent for the sale of the Sofora shares held by Telecom Italia S.p.A. and its subsidiary Telecom Italia International.

Further details are provided in the Telecom Italia Group consolidated financial statements at December 31, 2013.

— • —

The breakdown of the assets and liabilities of the Sofora - Telecom Argentina group is provided below:

(millions of euros)		3/31/2014	12/31/2013
Discontinued operations/Non-current assets held for sale			
of a financial nature		508	657
of a non-financial nature		2,500	2,871
Total	**(a)**	**3,008**	**3,528**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale			
of a financial nature		27	27
of a non-financial nature		1,254	1,534
Total	**(b)**	**1,281**	**1,561**
Net value of the assets related to the disposal group	**(a-b)**	**1,727**	**1,967**

The amounts accumulated in Equity through the Comprehensive income statement relate to the "Reserve for exchange differences on translating foreign operations", and total -1,384 million euros (-1,019 million euros at December 31, 2013).

Telecom Italia Group Condensed
Consolidated Financial Statements at March 31, 2014

Note 7
Discontinued operations/Non-current assets
held for sale 77

The **assets of a financial nature** are broken down as follows:

(millions of euros)	3/31/2014	12/31/2013
Non-current financial assets	63	27
Current financial assets	445	630
Total	**508**	**657**

The **assets of a non-financial nature** are broken down as follows:

(millions of euros)	3/31/2014	12/31/2013
Non-current assets	2,017	2,322
Intangible assets	*690*	*825*
Tangible assets	*1,306*	*1,473*
Other non-current assets	*21*	*24*
Current assets	483	549
Total	**2,500**	**2,871**

The **liabilities of a financial nature** are broken down as follows:

(millions of euros)	3/31/2014	12/31/2013
Non-current financial liabilities	25	25
Current financial liabilities	2	2
Total	**27**	**27**

The **liabilities of a non-financial nature** are broken down as follows:

(millions of euros)	3/31/2014	12/31/2013
Non-current liabilities	416	491
Current liabilities	838	1,043
Total	**1,254**	**1,534**

— • —

Telecom Italia Group Condensed
Consolidated Financial Statements at March 31, 2014

Note 7
Discontinued operations/Non-current assets
held for sale | 78

The items relating to "Profit/(loss) from Discontinued operations/Non-current assets held for sale" in the separate consolidated income statements are shown below:

(millions of euros)	1st Quarter 2014	1st Quarter 2013
Income statement effects from Discontinued operations/Non-current assets held for sale:		
Revenues	718	917
Other income	1	1
Operating expenses	(516)	(647)
Depreciation and amortization, gains (losses) on disposals and impairment losses on non-current assets		(143)
Operating profit (loss) (EBIT)	203	128
Finance income (expenses), net	**(3)**	**21**
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale	200	149
Income tax expense	(67)	(52)
Profit (loss) from Discontinued operations/Non-current assets held for sale	**133**	**97**

The income statement effects relate entirely to the Sofora - Telecom Argentina group.

Also, the consolidated statements of comprehensive income include translation of foreign operations losses of the Sofora - Telecom Argentina group, of 365 million euros at March, 31 2014 and 17 million euros at March, 31 2013. Consequently, the overall result from Discontinued operations/Non-current assets held for sale was negative by 232 million euros at March, 2014 and was positive by 80 million euros at March, 31 2013.

— • —

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the "Discontinued operations/Non-current assets held for sale" are broken down as follows:

(millions of euros)	1st Quarter 2014	1st Quarter 2013
Discontinued operations/Non-current assets held for sale		
Cash flows from (used in) operating activities	69	196
Cash flows from (used in) investing activities	(246)	(78)
Cash flows from (used in) financing activities	(13)	(1)
Total	**(190)**	**117**

Telecom Italia Group Condensed
Consolidated Financial Statements at March 31, 2014

Note 7
Discontinued operations/Non-current assets
held for sale | 79

Note 8
Equity

Equity is composed as follows:

(millions of euros)	3/31/2014	12/31/2013
Equity attributable to owners of the Parent	17,343	17,061
Equity attributable to Non-controlling interests	3,038	3,125
Total	**20,381**	**20,186**

The composition of **Equity attributable to owners of the Parent** is the following:

(millions of euros)	3/31/2014		12/31/2013	
Share capital		10,604		10,604
Paid-in capital		1,704		1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		5,035		4,753
Reserve for available-for-sale financial assets	54		39	
Reserve for cash flow hedges	(581)		(561)	
Reserve for exchange differences on translating foreign operations	(314)		(377)	
Reserve for remeasurements of employee defined benefit plans (IAS 19)	132		132	
Share of other profits (losses) of associates and joint ventures accounted for using the equity method	–		–	
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	5,744		5,520	
Total		**17,343**		**17,061**

Future potential changes in share capital

The table below reports future potential changes in share capital connected with the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A." issued in November 2013 by Telecom Italia Finance S.A., with the authorizations to increase the share capital existing at March 31, 2014 and the options and rights granted under equity compensation plans still outstanding at March 31, 2014:

	Number of maximum shares issuable	Share capital (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per share (euro)
Additional capital increases not yet approved (ordinary shares)				
Resolution by the shareholders' meeting held on April 8, 2009 (**)	1,600,000,000	880,000	n.a.	n.a.
"Long Term Incentive Plan 2010-2015" (bonus capital increase)	197,883	109	-	-
"Long Term Incentive Plan 2012" (capital increase in cash for Selected Management)	n.a.	4,540	n.a.	n.a.
"Long Term Incentive Plan 2012" (bonus capital increase for Selected Management)	n.a.	4,540	-	-
"Long Term Incentive Plan 2012" (bonus capital increase for Top Management)	n.a.	2,995	-	-
Resolution by the shareholders' meeting held on April 17, 2013	72,000,000	39,600	n.a.	n.a.
Total additional capital increases not yet approved (ordinary shares)		**931,784**		
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)				
– principal	n.a.	1,300,000	n.a.	n.a.
– interest portion	n.a.	238,875	n.a.	n.a.
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)		**1,538,875**		
Total		**2,470,659**		

(*) Amounts stated for capital increases connected with incentive plans and the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A." are the "total estimated value" inclusive of any premiums.

(**) Expired on April 8, 2014.

For further details, see the Note "Financial liabilities (non-current and current)" and the Telecom Italia Group consolidated financial statements for the year 2013.

Note 9
Financial liabilities
(non-current and current)

Non-current and current financial liabilities (gross financial debt) are composed as follows:

(millions of euros)		3/31/2014	12/31/2013
Financial payables (medium/long-term):			
Bonds		21,844	22,060
Convertible bonds		1,441	1,454
Amounts due to banks		4,092	4,087
Other financial payables		355	356
		27,732	**27,957**
Finance lease liabilities (medium/long-term)		**1,069**	**1,100**
Other financial liabilities (medium/long-term):			
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,144	2,026
Non-hedging derivatives		95	–
Other liabilities		–	1
		2,239	**2,027**
Total non-current financial liabilities	**(a)**	**31,040**	**31,084**
Financial payables (short-term):			
Bonds		1,873	2,503
Convertible bonds		30	10
Amounts due to banks		2,489	2,790
Other financial payables		374	400
		4,766	**5,703**
Finance lease liabilities (short-term)		**187**	**193**
Other financial liabilities (short-term):			
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		221	207
Non-hedging derivatives		8	16
Other liabilities		–	–
		229	**223**
Total current financial liabilities	**(b)**	**5,182**	**6,119**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	**(c)**	**27**	**27**
Total Financial liabilities (Gross financial debt)	**(a+b+c)**	**36,249**	**37,230**

The subordinated fixed-rate equity-linked bond issue of 1,300 million euros with mandatory conversion in Telecom Italia ordinary shares at maturity (2016), issued in November 2013 by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A., has been classified under Financial liabilities.

Gross financial debt according to the original currency of the transaction is as follows:

	3/31/2014		12/31/2013	
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	8,986	6,517	8,925	6,472
GBP	2,577	3,111	2,536	3,043
BRL	3,357	1,076	3,258	1,008
JPY	20,052	141	19,873	137
ARS	-	-	64	7
EURO		25,377		26,536
		36,222		37,203
Discontinued operations		27		27
		36,249		37,230

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	3/31/2014	12/31/2013
Up to 2.5%	5,107	5,578
From 2.5% to 5%	6,876	6,042
From 5% to 7.5%	16,622	16,936
From 7.5% to 10%	3,315	4,503
Over 10%	601	468
Accruals/deferrals, MTM and derivatives	3,701	3,676
	36,222	37,203
Discontinued operations	27	27
	36,249	37,230

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	3/31/2014	12/31/2013
Up to 2.5%	6,340	6,452
From 2.5% to 5%	9,944	9,051
From 5% to 7.5%	12,470	13,465
From 7.5% to 10%	2,699	4,022
Over 10%	1,068	537
Accruals/deferrals, MTM and derivatives	3,701	3,676
	36,222	37,203
Discontinued operations	27	27
	36,249	37,230

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

(millions of euros)	maturing by March 31 of the year:						
	2015	**2016**	**2017**	**2018**	**2019**	**After 2019**	**Total**
Bonds (*)	1,449	3,336	1,400	1,906	3,475	11,407	22,973
Loans and other financial liabilities	2,432	1,178	737	824	749	1,628	7,548
Finance lease liabilities	171	121	131	143	147	526	1,239
Total	**4,052**	**4,635**	**2,268**	**2,873**	**4,371**	**13,561**	**31,760**
Current financial liabilities	419	-	-	-	-	-	419
Total excluding Discontinued Operations	**4,471**	**4,635**	**2,268**	**2,873**	**4,371**	**13,561**	**32,179**
Discontinued operations	26	-	-	-	-	-	26
Total	**4,497**	**4,635**	**2,268**	**2,873**	**4,371**	**13,561**	**32,205**

(*) With regard to the Mandatory Convertible Bond due 2016, classified under "Convertible bonds", the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into shares.

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	3/31/2014	12/31/2013
Non-current portion	21,844	22,060
Current portion	1,873	2,503
Total carrying amount	**23,717**	**24,563**
Fair value adjustment and measurements at amortized cost	(744)	(978)
Total nominal repayment amount	**22,973**	**23,585**

Convertible bonds relate entirely to the Mandatory Convertible Bond maturing in 2016, and are broken down as follows:

(millions of euros)	3/31/2014	12/31/2013
Non-current portion	1,441	1,454
Current portion	30	10
Total carrying amount	**1,471**	**1,464**
Fair value adjustment and measurements at amortized cost	(171)	(164)
Total nominal repayment amount (*)	**1,300**	**1,300**

(*) The repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The nominal repayment amount of the bonds and convertible bonds totals 24,273 million euros, down 612 million euros compared to December 31, 2013 (24,885 million euros) as a result of the new issues, repayments and buybacks in the first quarter of 2014.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 3/31/14 (%)	Market value at 3/31/14 (millions of euros)
Bonds issued by Telecom Italia S.p.A.								
EURO	500.7	500.7	4.750%	5/19/06	5/19/14	99.156	100.521	503
EURO	577.7	577.7	4.625%	6/15/12	6/15/15	99.685	104.085	601
EURO	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	97.871	117
GBP	500	603.7	5.625%	6/29/05	12/29/15	99.878	105.297	636
EURO	771.6	771.6	5.125%	1/25/11	1/25/16	99.686	106.219	820
EURO	708	708	8.250%	3/19/09	3/21/16	99.740	112.445	796
EURO	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	98.870	395
EURO	1,000	1,000	7.000%	10/20/11	1/20/17	[a] 100.185	112.672	1,127
EURO	1,000	1,000	4.500%	9/20/12	9/20/17	99.693	106.798	1,068
GBP	750	905.6	7.375%	5/26/09	12/15/17	99.608	111.815	1,013
EURO	750	750	4.750%	5/25/11	5/25/18	99.889	106.993	802
EURO	750	750	6.125%	6/15/12	12/14/18	99.737	112.878	847
EURO	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	109.272	1,366
GBP	850	1,026.3	6.375%	6/24/04	6/24/19	98.850	107.709	1,105
EURO	1,000	1,000	4.000%	12/21/12	1/21/20	99.184	102.360	1,024
EURO	1,000	1,000	4.875%	9/25/13	9/25/20	98.966	105.574	1,056
EURO	1,000	1,000	4.500%	1/23/14	1/25/21	99.447	103.129	1,031
EURO	[b] 196.1	196.1	6 month Euribor (base 365)	1/1/02	1/1/22	100	100.000	196
EURO	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	106.090	1,326
GBP	400	483.0	5.875%	5/19/06	5/19/23	99.622	101.828	492
EURO	670	670	5.250%	3/17/05	3/17/55	99.667	91.596	614
Subtotal		15,962.6						16,935
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.								
EURO	[c] 1.300	1,300	6.125%	11/15/13	11/15/16	100	118.493	1,540
JPY	20,000	140.4	3.550%	4/22/02	5/14/32	99.250	100.375	141
EURO	1,015	1,015	7.750%	1/24/03	1/24/33	[a] 109.646	121.270	1,231
Subtotal		2,455.4						2,912
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.								
USD	[d] 779.5	565.3	6.175%	6/18/09	6/18/14	100	101.023	571
USD	[d] 528.3	383.2	4.950%	10/6/04	9/30/14	99.651	101.808	390
USD	[d] 765.2	555.0	5.250%	9/28/05	10/1/15	99.370	105.052	583
USD	1,000	725.3	6.999%	6/4/08	6/4/18	100	113.625	824
USD	1,000	725.3	7.175%	6/18/09	6/18/19	100	114.473	830
USD	1,000	725.3	6.375%	10/29/03	11/15/33	99.558	98.791	716
USD	1,000	725.3	6.000%	10/6/04	9/30/34	99.081	94.180	683
USD	1,000	725.3	7.200%	7/18/06	7/18/36	99.440	102.373	742
USD	1,000	725.3	7.721%	6/4/08	6/4/38	100	106.809	775
Subtotal		5,855.1						6,114
Total		24,273.1						25,961

(a) Weighted average issue price for bonds issued with more than one tranche.
(b) Reserved for employees.
(c) Mandatory Convertible Bond.
(d) Net of the securities bought back by Telecom Italia S.p.A. on June 3, 2013.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

The following table lists the changes in bonds during the first quarter of 2014:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 1/25/2021	EURO	1,000	1/23/2014

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 284 million euros 7.875% [1]	EURO	284	1/22/2014
Telecom Italia S.p.A. 750 million euros 7.750% [2]	EURO	750	3/3/2014

(1) Net of buybacks by the Company for 216 million euros during 2012.
(2) Telecom Italia decided to use the right to early redemption as a result of a change in methodology by a rating agency that results in a reduction of the equity content initially assigned to the instrument, pursuant to Condition 6.5 (Early Redemption following a Rating Methodology Event) of the securities regulations.

Buybacks

On March 18, 2014 Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues of Telecom Italia S.p.A. maturing between May 2014 and March 2016, buying back a total nominal amount of 599 million euros.
Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. 750 million euros, maturing May 2014, coupon 4.75%	556,800,000	56,150,000	100.700%
Telecom Italia S.p.A. 750 million euros, maturing June 2015, coupon 4.625%	750,000,000	172,299,000	104.370%
Telecom Italia S.p.A. 1 billion euros, maturing January 2016, coupon 5.125%	1,000,000,000	228,450,000	106.587%
Telecom Italia S.p.A. 850 million euros, maturing March 2016, coupon 8.25%	850,000,000	142,020,000	112.913%

Medium/long-term **amounts due to banks** of 4,092 million euros (4,087 million euros at December 31, 2013) increased by 5 million euros. Short-term amounts due to banks totaled 2,489 million euros, decreasing 301 million euros (2,790 million euros at December 31, 2013). Short-term amounts due to banks included 2,329 million euros for the current portion of medium/long-term amounts due to banks.
Medium/long-term **other financial payables** amounted to 355 million euros (356 million euros at December 31, 2013). They included 182 million euros of payable due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016, and 141 million euros for Telecom Italia Finance S.A.'s loan of 20,000 million Japanese yen expiring in 2029. Short-term other financial payables amounted to 374 million euros (400 million euros at December 31, 2013), down 26 million euros. They included 114 million euros of the current portion of the medium/long-term other financial payables, of which 97

million euros relating to the payable due from Telecom Italia S.p.A. for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies.

Finance lease liabilities (medium/long-term) totaled 1,069 million euros (1,100 million euros at December 31, 2013) and mainly related to building sale and leaseback transactions recorded in accordance with the financial method established by IAS 17. Short-term finance lease liabilities amounted to 187 million euros (193 million euros at December 31, 2013).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 2,144 million euros (2,026 million euros at December 31, 2013). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 221 million euros (207 million euros at December 31, 2013).

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 95 million euros (zero million euros at December 31, 2013). 92 million euros of the increase derives from the measurement at March 31, 2014 of the embedded option of the mandatory convertible bond issued by the Telecom Italia Finance S.A. for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A."). At December 31, 2013, the value of the option was a positive 63 million euros, and thus it was classified as "Non-current financial assets – Non-hedging derivatives". That measurement, which resulted in the recognition in the income statement of an expense of 155 million euros, had no impact in terms of cash flows because, on maturity of the bonds, the residual value of the embedded option will be reversed and recorded as a contra-entry to equity reserves.

Note that the option embedded in the financial instrument was recognized in the accounts separately from the related liability ("payable").

Non-hedging derivatives relating to items classified as current liabilities of a financial nature amounted to 8 million euros (16 million euros at December 31, 2013). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

Covenants, negative pledges and other conditions of contract existing at March 31, 2014

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company's assets as collateral for loans ("negative pledges").

With reference to the loans received by Telecom Italia S.p.A. ("Telecom Italia") from the European Investment Bank ("EIB"), following the downgrade by Moody's of Telecom Italia to Ba1 on October 8, 2013 and the downgrade by Standard & Poor's to BB+ on November 14, 2013, an agreement with the Bank was signed on March 25, 2014 which resulted in the following: (i) on the loans maturing in 2018 and 2019 totaling 600 million euros, a reduction in the cost of funding from the Bank in exchange for Telecom Italia setting up new guarantees - given by banks and parties approved by the EIB - applying the related charges; (ii) on the 200 million euros in loans backed by SACE, no increases in costs were requested; and (iii) on the remaining loans, totaling 1,700 million euros, an increase in costs. Furthermore, a new clause was added to loans of 300 million euros with the direct risk of Telecom Italia S.p.A., maturing in 2017, stating that if Telecom Italia's rating from at least two rating agencies drops below BB+/Ba1 and the residual life of the loan exceeds one year, the Company must set up additional guarantees in favor of the EIB.

The estimated impacts of the new agreement with the EIB have been quantified overall as an increase in average annual finance expenses of approximately 7.5 million euros.

After the agreement is signed and the new guarantees requested are set up, the amount of the loan, totaling 2,500 million euros, will be composed of 500 million euros at direct risk and 2,000 million euros secured.

With reference to the EIB loans not secured by bank guarantees for an nominal amount of 1,100 million euros (out of a total nominal amount of 2,500 million euros at March 31, 2014), the following covenants are applied:

- in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);
- "Inclusion clause" provided for in the 100 million euros loan of August 5, 2011 and the 300 million euros loan of February 7, 2013: where there are more restrictive clauses (e.g. cross default clauses, financial covenants, commitments restricting the sale of goods) conceded by the Company in new loan contracts, the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in its favor. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;
- "Network Event" contemplated in the 300 million euros financing and in the 100 million euros financing guaranteed by SACE dated both February 7, 2013: against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are established for adjusting the cost of funding in relation to Telecom Italia's credit rating.

The syndicated credit lines contain the usual other types of covenants, including the commitment not to use the Company's assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With regard to financing relationships:

- Multi-currency revolving credit facility ("MRCF") (8,000,000,000 euros) due August 1, 2014. The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified.
  The provisions regarding change of control are similar to those in the syndicated Forward Start Facilities that will enter into force upon expiry of the MRCF on August 1, 2014, and specifically:
  - *Revolving Credit Facility* ("RCF 2017") signed on May 24, 2012 for 4 billion euros and expiring on May 24, 2017; and
  - *Revolving Credit Facility* ("RCF 2018") signed on March 25, 2013 for 3 billion euros and expiring on March 26, 2018.
  In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of

30 days, at the end of which, in the absence of an agreement (a) with 2/3 of the Lenders of the MRCF, the facility will cease to be effective and Telecom Italia will be required to repay any sum disbursed to it (currently equal to 1,500,000,000 euros) or (b) with a single bank in the RCF 2017 or RCF 2018, the bank with which an agreement is not reached may request repayment of the amount disbursed and elimination of the amount relating to its commitment. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders' meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders' agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

- *Bonds*:
    - fixed rate guaranteed subordinated equity-linked mandatory convertible bonds, convertible into Telecom Italia S.p.A. ordinary shares, issued by Telecom Italia Finance S.A. (the "Issuer") and guaranteed by Telecom Italia S.p.A. (the "Guarantor"). The trust deed established that if there is a change of control, the Issuer must provide immediate notification of this to the Trustee and the bondholders, and the bondholders will have the right to convert their bonds into ordinary shares of the guarantor within the following 60 days. Acquisition of control is not considered to have taken place if the control is acquired (i) by shareholders of the Guarantor who at the date of signature of the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders' meetings of the Guarantor, or (ii) of the parties to the Telco shareholders' agreement dated February 29, 2012 and amended on September 24, and November 12, 2013, or (iii) by a combination of parties belonging to the two categories;
    - the regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

- *Contracts with the European Investment Bank (EIB).* The total nominal amount is 2.5 billion euros:
    - The contracts signed by Telecom Italia with the EIB, for an amount of 1.8 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders' meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank's reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;
    - the contracts signed by Telecom Italia with the EIB in 2011 and in 2013, for an amount of 600 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders' meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;
    - the three contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros and the agreements backed by a SACE guarantee concluded on February 7,

2013 for an amount of 100 million euros, contain an "inclusion clause" according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are more stringent than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

- Loan contracts in general: the outstanding loans generally contain a commitment by Telecom Italia – whose breach is an Event of Default – not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts;

- *Senior Secured Syndicated Facility.* The contract, which was signed in October 2011 by BBVA Banco Francés and Tierra Argentea S.A. (a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000 Argentine pesos, provided for the repayment of the loan in 2016. As a result of a First Waiver & Prepayment Agreement dated March 6, 2013, a Second Prepayment and Waiver Agreement dated January 15, 2014, a Third Prepayment and Waiver Agreement dated February 28, 2014 and a Final Prepayment and Waiver Agreement dated March 31, 2014, the loan was fully repaid on March 31, 2014 and there are no guarantees or contractual covenants of any type bearing on the Telecom Italia Group.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Lastly, at March 31, 2014, no covenant, negative pledge clause, or other clause relating to the aforementioned debt position had in any way been breached or infringed.

Revolving Credit Facility

The following table shows the composition and the draw down of the committed credit lines available at March 31, 2014:

(billions of euros)	3/31/2014		12/31/2013	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Total	**8.0**	**1.5**	**8.0**	**1.5**

On May 24, 2012, Telecom Italia entered into a Forward Start Facility which extended the Revolving Credit Facility of 8 billion euros expiring August 2014 ("RCF 2014") by 4 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.
It should also be recalled that on March 25, 2013, Telecom Italia extended the RCF 2014 of 3 billion euros, by means of another Revolving Credit Facility which will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and will expire in March 2018.
Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Telecom Italia Rating at March 31, 2014

At March 31, 2014, the three rating agencies — Standard & Poor's, Moody's and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR'S	BB+	Negative
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB -	Negative

Note 10
Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at March 31, 2014 and December 31, 2013, calculated in accordance with the criteria indicated in the "CESR Recommendations for the Consistent Implementation of Commission Regulation (EC) No. 809/2004 implementing the Prospectus Directive," issued by the Committee of European Securities Regulators on February 10, 2005 (now the European Securities & Markets Authority — ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Report on Operations.

(millions of euros)		3/31/2014	12/31/2013
Non-current financial liabilities		31,040	31,084
Current financial liabilities		5,182	6,119
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale		27	27
Total Gross financial debt	**(a)**	36,249	37,230
Non-current financial assets (°)			
Non-current financial receivables for lease contract		(50)	(58)
Non-current hedging derivatives		(1,188)	(1,018)
	(b)	**(1,238)**	**(1,076)**
Current financial assets			
Securities other than investments		(1,292)	(1,348)
Financial receivables and other current financial assets		(354)	(283)
Cash and cash equivalents		(3,945)	(5,744)
Financial assets relating to Discontinued operations/Non-current assets held for sale		(508)	(657)
	(c)	**(6,099)**	**(8,032)**
Net financial debt as per Consob communication DEM/6064293/2006	**(d=a+b+c)**	28,912	28,122
Non-current financial assets (°)			
Securities other than investments		(6)	(6)
Other financial receivables and other non-current financial assets		(96)	(174)
	(e)	**(102)**	**(180)**
Net financial debt(*)	**(f=d+e)**	28,810	27,942
Reversal of fair value measurement of derivatives and related financial assets/liabilities	**(g)**	(1,281)	(1,135)
Adjusted net financial debt	**(f+g)**	27,529	26,807

(°) At March 31, 2014 and at December 31, 2013, "Non-current financial assets" (b+e) amounted to 1,340 million euros and 1,256 million euros, respectively.
(*) As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note "Related party transactions ".

Note 11
Supplementary disclosures on financial instruments

Measurement at fair value

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

- Level 1: quoted prices in active market;
- Level 2: prices calculated using observable market inputs;
- Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide some additional information on the financial instruments, including the table relating to the fair value hierarchy level for each class of financial asset/liability at March 31, 2014 (excluding Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale).

Key for IAS 39 categories

	Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Fair value hierarchy level for each class of financial asset/liability at 3/31/2014

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 3/31/2014	Hierarchy Levels		
				Level 1 (*)	Level 2 (*)	Level 3 (*)
ASSETS						
Non-current assets						
Other investments	AfS		46	*3*	17	
Securities, financial receivables and other non-current financial assets						
of which securities	AfS		6	*6*		
of which hedging derivatives	HD		1,188		1,188	
of which non-hedging derivatives	FAHfT		61		61	
(a)			**1,301**	**9**	**1,266**	
Current assets						
Securities						
of which available-for-sale financial assets	AfS		1,292	*1,292*		
Financial receivables and other current financial assets						
of which hedging derivatives	HD		241		241	
of which non-hedging derivatives	FAHfT		10		10	
(b)			**1,543**	**1,292**	**251**	
Total	**(a+b)**		**2,844**	**1,301**	**1,517**	
LIABILITIES						
Non-current liabilities						
of which hedging derivatives	HD	9)	2,144		2,144	
of which non-hedging derivatives	FLHfT	9)	95		3	92
(c)			**2,239**		**2,147**	**92**
Current liabilities						
of which hedging derivatives	HD	9)	221		221	
of which non-hedging derivatives	FLHfT	9)	8		8	
(d)			**229**		**229**	
Total	**(c+d)**		**2,468**		**2,376**	**92**

(*)Level 1: quoted prices in active markets.
Level 2: prices calculated using observable market inputs.
Level 3: prices calculated using inputs that are not based on observable market data.

Fair value measurements with unobservable inputs

The accounting of "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.", issued by the subsidiary Telecom Italia Finance S.A. for a total of 1.3 billion euros, entailed the separate recognition in accounts of the option embedded in the financial instruments, distinctly from the debt liability itself.

The carrying amount of the embedded option was measured as the net carrying amount of i) the long put option, with an exercise price of 0.6801 euros at the maximum conversion rate; and ii) the short call option, with an exercise price of 0.8331 euros at the minimum conversion rate. The call and put options were measured at fair value using the Black & Scholes model for pricing stock options. The model uses the following inputs:

- the risk-free interest rate for comparable maturities;
- the reference price for Telecom Italia S.p.A. ordinary shares;
- the exercise price;

- the dividend expected to be paid on Telecom Italia S.p.A. ordinary shares over the life of the option;
- the volatility of Telecom Italia S.p.A. ordinary shares;
- the duration of the option.

Specifically, volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The following table shows the impact on the income statement of that valuation.

(millions of euros)	3/31/2014
Asset value at December 31, 2013	63
Transfers to/from Level 3	-
Profit (loss) recognized in the Separate Consolidated Income Statement	(155)
Profit (loss) recognized in other components of the Consolidated Statements of Comprehensive Income	-
Asset value at 3/31/2014	**(92)**

The loss resulting from fair value adjustment at March 31, 2014 was posted under finance expenses.

The price of an option is sensitive to its volatility, in that the higher the volatility, the higher the price of the option. Reported below is a sensitivity analysis of the net carrying amount of the embedded option in relation to a series of changes expressed in percentage point terms of volatility.

(millions of euros)	-10 p.p.	-8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in volatility of Telecom Italia S.p.A. ordinary shares						
Change in the net carrying amount of the embedded option	-	-	-1	-	+1	+2
Net carrying amount of the embedded option	**(92)**	**(92)**	**(93)**	**(92)**	**(91)**	**(90)**

Note 12
Contingent liabilities, other information

The most significant arbitration cases and legal or fiscal disputes in which Telecom Italia Group companies are involved at March 31, 2014 are described below.

The Telecom Italia Group has posted liabilities totalling 313 million euros for those disputes described below where the risk of losing the case has been considered probable.

a) Significant disputes and pending legal action

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2013 Annual Report:

- Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, AccrueTelemedia and Diadem: investigation by the Public Prosecutor's Office of Rome
- International tax and regulatory disputes
- Investigation by the Public Prosecutor's Office of Monza
- Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called Telecom Italia Security Affair.

Antitrust Case A428

At the conclusion of case A428, on May 10, 2013, the Italian antitrust authority - AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The AGCM concluded that the Company (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; and (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of Italy where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

Telecom Italia appealed this decision to the Regional Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged infringement of its procedural rights to defend itself in the proceedings, claimed that the organisational structures challenged by AGCM and allegedly accounting for the abuse vis-à-vis the OLOs in connection with the provisioning processes had been the subject of specific rulings made by the AGCom, the circumstance that the comparative examination of the internal/external provisioning processes had shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by Telecom Italia), and (regarding alleged abuse (ii) described above) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In December 2013, the TAR upheld the application for payment of the fine to be suspended, scheduling a hearing for the discussion of the merits for February 2014, subsequently postponed to March 2014.

On May 8, 2014, the judgement of the Lazio TAR was published, rejecting Telecom Italia's appeal and confirming in full the fines imposed in the original order challenged. Telecom Italia will appeal this decision to the Council of State.

Finally, it should be noted that the liabilities already allocated in the Consolidated Financial Statement as at December 31, 2013 cover the full amount of the two fines imposed by the Authority.



It should be noted that for the disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to what was published in the 2013 Annual Report:

- Antitrust Case I761
- Dispute relative to "Adjustments on license fees" for the years 1994-1998
- VODAFONE
- WIND
- Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor's Office of Forlì
- POSTE
- Brazil - Docas/JVCO Arbitration
- Brazil - JVCO Dispute
- Others - Telecom Argentina
- TELETU

Antitrust Case I757

On September 12, 2012, AGCM started an investigation against Telecom Italia, Wind and Vodafone to ascertain the existence of an agreement restrictive of competition aimed at excluding from the market the new operator BIP Mobile S.r.l.
BIP Mobile, which intended to present itself as the first "low cost" virtual operator, did not have its own sales network, since it accesses the market using the so-called multibrand distribution channel. According to the complaint it submitted to AGCM, the company has been faced with cancellations by retailers that distribute mobile telephony services of various operators, allegedly induced by pressures that were supposedly "the fruit of a concerted strategy between Telecom Italia, Vodafone and Wind.
On December 20, 2013, AGCM decided to extend the investigation to examine the conduct of Telecom Italia and Wind in terms of potential vertical restrictions in violation of article 101 of the Treaty on the Functioning of the European Union arising from supplementary commercial agreements signed by each of them with a number of multibrand dealers, as they provide extra incentives to the dealer while reserving the right to terminate the agreement if the dealer markets the products or services of operators other than those already marketed at the time the agreement is signed.
On April 9, 2014 Telecom Italia presented a proposal of undertakings. AGCM, having assessed that the undertakings presented did not appear to be manifestly groundless, published them on April 22, 2014 for the purposes of the so-called market tests; the third parties concerned may submit any comments they have on the undertakings presented by May 22, 2014.
The deadline for the completion of the investigation is October 30, 2014.

FASTWEB

In April 2014 Fastweb and Telecom Italia reached a technical-procedural agreement to waive the arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service. The agreement reached did not define the respective damages claimed inferred in arbitration, which will continue in the proceedings already pending before the Milan Civil Court, described below. It should be pointed out that in arbitration Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

In December 2013, Fastweb served a writ of summons at the Court of Milan with a claim for damages arising from alleged improper conduct by Telecom Italia in issuing an excessive number of refusals to supply wholesale access ("KO") services in 2009-2012 and in making economic offers to business customers, in areas open to LLU services, that could not be replicated by competitors because of the alleged squeeze on discount margins ("margin squeeze" practices). Based on the content of the Antitrust Authority's well-known decision A428, Fastweb has quantified this claim to be in the order of 1,744 million euros. The first hearing is scheduled for the month of May 2014.

The Company filed an appearance challenging the claims made by the other party.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which Telecom Italia managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements.

After the ruling with which the Milan Court of Appeal accepted Telecom Italia's objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. Telecom Italia filed an appearance challenging the claims of the other parties.

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

After the ruling with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court.

Greece – DELAN

During 2012, the company Carothers Ltd, acting as the successor of Delan Cellular Services S.A.(Delan), was awarded by the Judge of the first instance in Athens (Greece) damages totalling around 85 million euros, against Wind Hellas (the new corporate name of TIM Hellas, the Greek subsidiary sold by the Telecom Italia Group in 2005); the judgement was appealed by Wind Hellas and the relative case is currently pending before the Court of Appeal in Athens.

Wind Hellas, in turn, summoned Telecom Italia International to appear before an ICC Arbitration Tribunal, on the basis of the indemnification obligations contained in the sales contract for the sale of the shareholding. Wind Hellas sought a declaration of its right to be held harmless for any possible negative outcome deriving from the ongoing appeal proceedings. In August 2012, Telecom Italia International filed the answer to the request for arbitration and counterclaim, requesting – among others – compensation for damages as a result of breach of the arbitration clause contained in the Share Purchase Agreement signed in 2005. In March 2013, Wind Hellas filed the Statement of Claim and, subsequently, the parties made the planned exchange of briefs within the terms set by the Arbitration Tribunal. The hearing scheduled for the last week of February 2014 was postponed, with the agreement of the parties, to a date to be confirmed.

Moreover Wind Hellas asked Telecom Italia International to assume the defence of another ordinary legal dispute in Greece, this too allegedly part of the obligations deriving from the contract of sale.

Brazil - Opportunity Arbitration

In late May 2012, Telecom Italia and Telecom Italia International N.V. were served with an arbitration brought by the Opportunity group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement signed in 2005. Based on claimant's allegations, such damages would be related to matters emerged in the framework of the criminal proceedings pending before the Court of Milan regarding, among others, activities of former employees of the Security Department of Telecom Italia.

In August 2013 the Opportunity group filed a Statement of Claim, defining in detail its claims against Telecom Italia and Telecom Italia International and, in particular, specifying the facts cited and indicating the sources of proof, also in relation to quantification of the damages. On March 26, 2014 Telecom Italia and Telecom Italia International filed the Statement of Defense and Counterclaim rejecting the arguments of Opportunity and challenging its claims; the defendants also formulated a counterclaim for damages for breach of contract by Opportunity. The preliminary phase of the arbitration is in progress. The hearing for the pleading is scheduled for November 2014.

b) Other information

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods (Art. 648 of the Criminal Code) and counterfeiting (Art. 491-bis of the Criminal Code) committed, according to the alleged allegations, by fourteen employees of the so-called "ethnic channel", with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor's Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia's total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including Telecom Italia) who did not ask for the definition of their position with alternative procedures, on the grounds that "the examination hearing is necessary". The first evidentiary hearing is scheduled for May 29, 2014.

**

With regard to the criminal proceedings for the offence of "preventing the public supervisory authorities from performing their functions" against a former Executive Director (Mr. Riccardo Ruggiero) and two former managers related, in the charge, to the communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and by activating 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation, in November 2013 the Preliminary Hearing Judge at the Court of Rome dismissed the case following the transfer of the case from the Court of Milan to the Court of Rome due to lack of jurisdiction. The Public Prosecutor of Rome proposed to appeal to the Court of Cassation against the previous judge ment "that there is no case to answer" and on May 6, 2014 the Court of Cassation declared this appeal inadmissible.

Note 13
Segment reporting

a) Reporting by operating segment

As carried out in the consolidated financial statements for 2013, following the inclusion of Sofora – Telecom Argentina group under Discontinued operations/Non-current assets held for sale, the Argentina Business Unit is no longer shown.

Moreover, since the first quarter of 2014 the operations of the Olivetti group have been consolidated under the Domestic Business Unit. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating its products and services offered by Telecom Italia in the domestic market. The disclosure by operating segment for the periods under comparison has been duly reclassified.

Segment reporting is based on the following operating segments:
* Domestic
* Brazil
* Media
* Other Operations

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic 1st Quarter 2014	Domestic 1st Quarter 2013	Brazil 1st Quarter 2014	Brazil 1st Quarter 2013	Media 1st Quarter 2014	Media 1st Quarter 2013	Other Operations 1st Quarter 2014	Other Operations 1st Quarter 2013	Adjustments and eliminations 1st Quarter 2014	Adjustments and eliminations 1st Quarter 2013	Consolidated Total 1st Quarter 2014	Consolidated Total 1st Quarter 2013
Third-party revenues	3,722	4,058	1,451	1,784	15	47	–	–	–	–	5,188	5,889
Intragroup revenues	6	8	–	2	–	1	–	–	(6)	(11)	–	–
Revenues by operating segment	**3,728**	**4,066**	**1,451**	**1,786**	**15**	**48**	**–**	**–**	**(6)**	**(11)**	**5,188**	**5,889**
Other income	82	48	3	4	1	1	–	–	(2)	1	84	54
Total operating revenues and other income	**3,810**	**4,114**	**1,454**	**1,790**	**16**	**49**	**–**	**–**	**(8)**	**(10)**	**5,272**	**5,943**
Acquisition of goods and services	(1,331)	(1,411)	(846)	(1,109)	(7)	(45)	(2)	(1)	7	9	(2,179)	(2,557)
Employee benefits expenses	(688)	(741)	(84)	(91)	(2)	(13)	(1)	(1)	–	1	(775)	(845)
of which: accruals to employee severance indemnities	–	–	–	–	–	–	–	–	–	–	–	–
Other operating expenses	(119)	(149)	(147)	(174)	(1)	(3)	–	(1)	–	–	(267)	(327)
of which: write-downs and expenses in connection with credit management and provision charges	(60)	(86)	(41)	(51)	–	(1)	–	–	–	–	(101)	(138)
Change in inventories	13	23	10	26	–	2	–	–	–	(1)	23	50
Internally generated assets	107	117	19	21	–	–	–	–	–	–	126	138
EBITDA	**1,792**	**1,953**	**406**	**463**	**6**	**(10)**	**(3)**	**(3)**	**(1)**	**(1)**	**2,200**	**2,402**
Depreciation and amortization	(839)	(886)	(225)	(254)	(7)	(10)	–	–	1	1	(1,070)	(1,149)
Gains (losses) on disposals of non-current assets	37	6	–	–	–	–	–	–	–	–	37	6
Impairment reversals (losses) on non-current assets	–	–	–	–	–	(105)	–	–	–	–	–	(105)
EBIT	**990**	**1,073**	**181**	**209**	**(1)**	**(125)**	**(3)**	**(3)**	**–**	**–**	**1,167**	**1,154**
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(5)	–	–	-	–	-	–	-	–	–	(5)	–
Other income (expenses) from investments											11	–
Finance income											366	732
Finance expenses											(1,051)	(1,244)
Profit (loss) before tax from continuing operations											**488**	**642**
Income tax expense											(254)	(291)
Profit (loss) from continuing operations											**234**	**351**
Profit (loss) from Discontinued operations/Non-current assets held for sale											133	97
Profit (loss) for the period											**367**	**448**
Attributable to:												
Owners of the Parent											**222**	**364**
Non-controlling interests											145	84

Revenues by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013
Revenues from equipment sales – third party	173	180	186	236	–	–	–	–	–	–	359	416
Revenues from equipment sales – intragroup	–	–	–	–	–	–	–	–	–	–	–	–
Total revenues from equipment sales	**173**	**180**	**186**	**236**	**–**	**–**	**–**	**–**	**–**	**–**	**359**	**416**
Revenues from services – third party	3,548	3,886	1,265	1,548	15	47	–	–	–	–	4,828	5,481
Revenues from services – intragroup	6	8	–	2	–	1	–	–	(6)	(11)	–	–
Total revenues from services	**3,554**	**3,894**	**1,265**	**1,550**	**15**	**48**	**–**	**–**	**(6)**	**(11)**	**4,828**	**5,481**
Revenues on construction contracts – third party	1	(8)	–	–	–	–	–	–	–	–	1	(8)
Revenues on construction contracts-intragroup	–	–	–	–	–	–	–	–	–	–	–	–
Total revenues on construction contracts	**1**	**(8)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**1**	**(8)**
Total third-party revenues	3,722	4,058	1,451	1,784	15	47	–	–	–	–	5,188	5,889
Total intragroup revenues	6	8	–	2	–	1	–	–	(6)	(11)	–	–
Total revenues by operating segment	**3,728**	**4,066**	**1,451**	**1,786**	**15**	**48**	**–**	**–**	**(6)**	**(11)**	**5,188**	**5,889**

Capital Expenditures by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013
Purchase of intangible assets	181	260	128	110	-	7	-	–	–	–	309	377
Purchase of tangible assets	312	319	61	68	2	2	-	–	–	–	375	389
Total capital expenditures	**493**	**579**	**189**	**178**	**2**	**9**	**–**	**–**	**–**	**–**	**684**	**766**

Headcount by Operating Segment

(number)	Domestic		Brazil		Media		Other Operations		Consolidated Total	
	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Headcount (*)	53,302	53,377	12,206	12,140	84	84	21	22	65,613	65,623

(*) The number of personnel at period-end does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Assets and liabilities by operating segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Non-current operating assets	44,584	44,878	6,159	5,971	202	207	7	7	(22)	(25)	50,930	51,038
Current operating assets	4,224	4,070	2,038	1,681	21	17	45	12	(28)	(26)	6,300	5,754
Total operating assets	48,808	48,948	8,197	7,652	223	224	52	19	(50)	(51)	57,230	56,792
Investments accounted for using the equity method	34	64	-	–	-	–	-	–	1	1	35	65
Discontinued operations/Non-current assets held for sale											3,008	3,528
Unallocated assets											8,009	9,835
Total Assets											68,282	70,220
Total operating liabilities	7,937	8,532	2,074	2,423	43	36	15	23	(52)	(48)	10,017	10,966
Liabilities directly associated with Discontinued operations/Non-current assets held for sale											1,281	1,561
Unallocated liabilities											36,603	37,507
Equity											20,381	20,186
Total Equity and Liabilities											68,282	70,220

b) Reporting by geographical area

(millions of euros)		Revenues				Non-current operating assets	
		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations	
		1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	3/31/2014	12/31/2013
Italy	(a)	3,661	4,032	2,875	3,822	44,383	44,670
Outside Italy	(b)	1,527	1,857	2,313	2,067	6,547	6,368
Total	(a+b)	5,188	5,889	5,188	5,889	50,930	51,038

c) Information about major customers

None of the Telecom Italia Group's customers exceeds 10% of consolidated revenues.

Note 14
Related party transactions

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.
Transactions with related parties, when not dictated by specific laws, were conducted at arm's length. The transactions were subject to an internal procedure (available for consultation on the Company's website at the following address: www.telecomitalia.com, section Governance – channel governance system) which establishes procedures and time scales for verification and monitoring.
As in the consolidated financial statements for 2013, the Sofora - Telecom Argentina group is classified as discontinued operations. Therefore, the related figures are classified under "Discontinued operations/Non-current assets held for sale" and "Liabilities directly associated with Discontinued operations/Non-current assets held for sale" in the consolidated statement of financial position.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST QUARTER 2014

(millions of euros)	Total	Related Parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)								(b)	(b/a)
Revenues	5,188	2		180			182	(41)	141	2.7
Other income	84			4			4		4	4.8
Acquisition of goods and services	2,179	2	5	110			117	(24)	93	4.3
Employee benefits expenses	775			3	21	2	26	(2)	24	3.1
Finance income	366			15			15		15	4.1
Finance expenses	1,051	2		17			19		19	1.8
Profit (loss) from Discontinued operations/Non-current assets held for sale	133		(3)	18			15			

(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — 1ST QUARTER 2013

(millions of euros)	Total	Related Parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)								(b)	(b/a)
Revenues	5,889	3		228			231	(46)	185	3.1
Other income	54									
Acquisition of goods and services	2,557	2	6	167			175	(36)	139	5.4
Employee benefits expenses	845				21	5	26		26	3.1
Finance income	732			48			48		48	6.6
Finance expenses	1,244	4		34			38		38	3.1
Profit (loss) from Discontinued operations/Non-current assets held for sale	97		(2)	12			10			

(*)Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 3/31/2014

(millions of euros)	Total	Related Parties							
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Net financial debt									
Non-current financial assets	(1,340)		(6)	(142)		(148)		(148)	11.0
Securities other than investments (current assets)	(1,292)			(41)		(41)		(41)	3.2
Financial receivables and other current financial assets	(354)			(8)		(8)		(8)	2.3
Cash and cash equivalents	(3,945)			(37)		(37)		(37)	0.9
Current financial assets	(5,591)			(86)		(86)		(86)	1.5
Discontinued operations/Non-current assets held for sale of a financial nature	(508)								
Non-current financial liabilities	31,040	48		175		223		223	0.7
Current financial liabilities	5,182	63		282		345		345	6.7
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	27								
Total net financial debt	28,810	111	(6)	229		334		334	1.2
Other statement of financial position line items									
Trade and miscellaneous receivables and other current assets	5,921	4	1	205		210	(28)	182	3.1
Discontinued operations/Non-current assets held for sale of a non-financial nature	2,500			28		28			
Miscellaneous payables and other non-current liabilities	766			2		2		2	0.3
Trade and miscellaneous payables and other current liabilities	7,699	7	24	170	25	226	(30)	196	2.5
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,254		11	19		30			

(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2013

(millions of euros)	Total	Related Parties					Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties			
	(a)							(b)	(b/a)
Net financial debt									
Non-current financial assets	(1,256)		(6)	(116)		(122)		(122)	9.7
Securities other than investments (current assets)	(1,348)			(39)		(39)		(39)	2.9
Financial receivables and other current financial assets	(283)			(11)		(11)		(11)	3.9
Cash and cash equivalents	(5,744)			(48)		(48)		(48)	0.8
Current financial assets	(7,375)			(98)		(98)		(98)	1.3
Discontinued operations/Non-current assets held for sale of a financial nature	(657)								
Non-current financial liabilities	31,084	56		150		206		206	0.7
Current financial liabilities	6,119	70		316		386		386	6.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	27								
Total net financial debt	27,942	126	(6)	252		372		372	1.3
Other statement of financial position line items									
Trade and miscellaneous receivables and other current assets	5,389	4	2	238		244	(27)	217	4.0
Discontinued operations/Non-current assets held for sale of a non-financial nature	2,871			27		27			
Miscellaneous payables and other non-current liabilities	779			2		2		2	0.3
Trade and miscellaneous payables and other current liabilities	8,649	8	53	214	24	299	(48)	251	2.9
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,534		20	28		48			

(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — 1ST QUARTER 2014

(millions of euros)	Total	Related Parties							
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	684	15				15		15	2.2

(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — 1ST QUARTER 2013

(millions of euros)	Total	Related Parties							
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	766	20				20		20	2.6

(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

Remuneration to Key Managers

In the first quarter of 2014, the total remuneration recorded on an accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounted to 1.8 million euros (4.7 million euros in the first quarter of 2013), broken down as follows:

(millions of euros)	1st Quarter 2014	1st Quarter 2013
Short-term remuneration	1.7	2.0
Long-term remuneration		0.4
Employment termination benefit incentives		2.1
Share-based payments (*)	0.1	0.2
	1.8	4.7

(*) These refer to the fair value of the rights, accrued to March 31, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (LTI Plans).

The amounts shown in the table for the first quarter of 2014 do not include the effects of the cancellation of the assessments pertaining to the 2011 LTI Plan carried out in 2011, 2012 and 2013, due to the failure to achieve the three-year performance targets. These are broken down below:

– Long-term remuneration of -1.4 million euros
– Share-based payments of -1.2 million euros

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period. Long-term remuneration is paid when the related right becomes vested.

In the first quarter of 2014, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 54,000 euros (102,000 euros in the first quarter of 2013).

In the first quarter of 2014, "key managers", that is those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, included:

Directors:	
Marco Patuano	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.
Managers:	
Rodrigo Modesto de Abreu	Diretor Presidente Tim Participações
Simone Battiferri	Head of Business
Franco Brescia	Head of Public & Regulatory Affairs
Antonino Cusimano	Head of Corporate Legal Affairs
Stefano De Angelis	Dirección General Ejecutiva (CEO) Telecom Argentina
Mario Di Loreto	Head of People Value
Giuseppe Roberto Opilio	Head of Technology
Piergiorgio Peluso	Head of Administration, Finance and Control
Luca Rossetto	Head of Consumer
Alessandro Talotta	Head of National Wholesale Services
Paolo Vantellini	Business Support Officer

Note 15
Events subsequent to March 31, 2014

Agreement with Gruppo Editoriale L'Espresso

On April 9, 2014 Telecom Italia Media and Gruppo Editoriale L'Espresso (Gruppo Espresso) signed agreements which provide for the merger of the network operator businesses for DTTV controlled by Telecom Italia Media Broadcasting S.r.l. (TIMB) and Rete A S.p.A. (Rete A), respectively.
The merger between TIMB and Rete A, which own three and two digital multiplexes, respectively, will give rise to the largest independent network operator in Italy, holding five digital multiplexes and nationwide high-coverage infrastructure, based on next generation technologies. The group resulting from the operation will be the primary supplier for the leading non-integrated national and foreign television content providers operating on the Italian market. This operation will also generate significant industrial synergies.
The merger will be carried out through Gruppo Espresso's contribution of 100% of Rete A shares to TIMB. Following the contribution, Telecom Italia Media and Gruppo Espresso will hold 70% and 30%, respectively, of shares in TIMB, which will control Rete A's entire share capital. Gruppo Espresso will retain its investment in All Music S.p.A.
According to the agreement signed, once the merger is completed, a process will be launched to enhance the value of the combined entity, entailing the search for interested investors.
Bearing in mind the uncertainty surrounding legislative developments on the use of frequencies, Telecom Italia Media also retained a purchase option on user licenses (thus excluding infrastructure and customers) for one of the five frequencies controlled by the combined entity.
The operation is expected to be finalized by June 2014, subject to authorization being obtained from AGCom.

2014-2016 Stock Option Plan

The ordinary and extraordinary shareholders' meeting held on April 16, 2014 approved the 2014-2016 stock option plan for a portion of the management holding key organizational positions for the purposes of company business. The plan covers a maximum of 196,000,000 options, which grant the beneficiaries the right to subscribe or purchase (at the end of the three-year vesting period, subject to the achievement of the performance targets: related Total Shareholder Return and the Cumulated Free Cash Flow as per the 2014-2016 Plan) the same amount of Telecom Italia ordinary shares, at a strike price in line with the market price of the share at the time the plan was launched. The board of directors is vested with all the powers necessary to establish the plan regulations and to implement it.
The Shareholders' Meeting approved also the mandate to increase the capital for cash, exclusively to service the stock option plan, for a maximum of 196,000,000 newly issued ordinary shares (with a maximum dilution of 1.01% of the total capital and 1.46% of the ordinary shares only at December 31, 2013).

A428 Antitrust Proceedings

In May 2013, at the conclusion of procedure A428, the Italian antitrust authority (AGCM) imposed two fines totalling more than 103 million euros on Telecom Italia, for alleged abuse of its dominant position in the access services market. The order was challenged before the Lazio Regional Administrative Court (TAR).

On May 8, 2014 the judgement of the Lazio TAR was published, rejecting Telecom Italia's appeal and confirming in full the fines imposed in the original order challenged.

Telecom Italia has reiterated that its actions were correct with regards to equality of access to the network for alternative Operators and the Company will appeal the decision to the Council of State (Consiglio di Stato) for recognition of the absolute legality of its conduct towards its competitors. Finally, it should be noted that the liabilities already allocated in the consolidated Financial Statements at December 31, 2013 cover the full amount of the two fines imposed by the Authority.



AUDITORS' REPORT ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Board of Directors of
Telecom Italia SpA

1   We have reviewed the condensed consolidated interim financial statements of Telecom Italia SpA and its subsidiaries ("Telecom Italia Group") as of and for the three-month period ended 31 March 2014, comprising the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and related explanatory notes. Telecom Italia SpA directors are responsible for the preparation of the condensed consolidated interim financial statements in accordance with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34), as adopted by European Union. Our responsibility is to issue this report based on our review.

2   Our work was conducted in accordance with the International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". The review consisted principally of inquiries of company personnel about the information reported in the consolidated interim financial statements and the application of analytical review procedures on the information contained in the above mentioned condensed consolidated interim financial statements and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, unlike an audit of the annual consolidated financial statements, we do not express an audit opinion on the condensed consolidated interim financial statements.

3   Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Telecom Italia Group as of and for the three-month period ended 31 March 2014 have not been prepared, in all material respects, in accordance with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34), as adopted by the European Union.

Milan, 15 May 2014

PricewaterhouseCoopers SpA

Signed by

Paolo Caccini
(Partner)

This report has been translated into the English solely for the convenience of international readers.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 - **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 - **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - **Catania** 95129 Corso Italia 302 Tel. 095753231 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 - **Padova** 35138 Via Vicenza 4 Tel. 049873481 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10122 Corso Palestro 10 Tel. 011556771 - **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 - **Verona** 37135 Via Francia 21/C Tel.0458263001

www.pwc.com/it

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, article 154-bis of the Consolidated Law on Finance, that the accounting disclosures contained in the Interim Report at March 31, 2014 of the Telecom Italia Group correspond to the Company's documents, accounting records and entries.

The Manager Responsible for Preparing
the Company's Financial Reports

Piergiorgio Peluso